As filed with the Securities and Exchange Commission on October 14, 1999
                                                     File No. 333-
                                                     File No. 811- 9341
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                     FORM N-4
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ( x )
                         Pre-effective Amendment No. ( )
                         Post-effective Amendment No. ( )
                                      and/or
                   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT
                            OF 1940 ( x )
                         Pre-effective Amendment No. ( )
                         Post-effective Amendment No. ( )
                         (Check appropriate box or boxes)
                          -----------------------------

                       GALIC(R) OF NEW YORK SEPARATE ACCOUNT I
                            (Exact Name of Registrant)

                GREAT AMERICAN LIFE INSURANCE COMPANY(R) OF NEW YORK
                               (Name of Depositor)
                                90 William Street
                             New York, New York 10038
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                Depositor's Telephone Number, including Area Code:
                                  (800) 789-6771
--------------------------------------------------------------------------------
                              Mark F. Muething, Esq.
                  Senior Vice President, Secretary and Director
                Great American Life Insurance Company(R) of New York
                                90 William Street
                             New York, New York 10038
                     (Name and Address of Agent for Service)

                                     Copy to:

                               John P. Gruber, Esq.
                Great American Life Insurance Company(R) of New York
                                 P. O. Box 5423
                           Cincinnati, Ohio 45201-5423
--------------------------------------------------------------------------------

Approximate date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement

DECLARATION REQUIRED BY RULE 24F-2(a)(1)

        Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite number of its securities is being registered under the Securities Act of 1933.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                CROSS REFERENCE SHEET
                               Pursuant to Rule 495(a)




                       Showing Location in Part A (Prospectus),
     Part B (Statement of Additional Information) and Part C (Other Information) of Registration Statement Information Required by Form N-4


                                            PART A


        Item of Form N-4                                  Prospectus Caption
 1.      Cover Page....................................    Cover Page

 2.      Definitions...................................    Definitions, Glossary of Financial Terms

 3.      Synopsis......................................    Overview

 4.      Condensed Financial Information

         (a)    Accumulation Unit Values...............    Condensed Financial Information

         (b)    Performance Data.......................    Performance Information

         (c)    Financial Statements...................    Financial Statements

 5.      General Description of Registrant, Depositor
         and Portfolio Companies
         (a)    Depositor..............................    Great American Life Insurance Company(R)
                                                           of New York
         (b)    Registrant.............................    The Separate Account

         (c)    Portfolio Companies....................    The Portfolios

         (d)    Portfolio Prospectuses.................    The Portfolios

         (e)    Voting Rights..........................    Voting Rights

6.       Deductions and Expenses
         (a)    General................................    Charges and Deductions

         (b)    Sales Load %...........................    Contingent Deferred Sales Charge

         (c)    Special Purchase Plan..................    Contingent Deferred Sales Charge

         (d)    Commissions............................    AAG Securities, Inc.




         (e)    Portfolio Expenses.....................    Fee Table

         (f)    Operating Expenses.....................    Fee Table

7.       Contracts
         (a)    Persons with Rights....................    Persons with Rights Under a Contract;
                                                           Voting Rights
         (b)(i)   Allocation of Premium  Payments........  Purchase Payments

            (ii)  Transfers............................    Transfers

            (iii) Exchanges ...........................    Additions, Deletions or Substitutions

         (c)    Changes................................    Not Applicable

         (d)    Inquiries..............................    How Do I Contact the Company

8.       Annuity Period................................    Benefit Payment Period

9.       Death Benefit.................................    Death Benefit

10.      Purchases and Contract Values
         (a)    Purchases..............................    Purchase Payments; Investment
                                                           Options--Allocations
         (b)    Valuation..............................    Account Value; Definitions

         (c)    Daily Calculation......................    Account Value; Accumulation Units;
                                                           Definitions
         (d)    Underwriter............................    AAG Securities, Inc.

11.      Redemptions
         (a)    By Owner...............................    Surrenders

                By Annuitant...........................    Not Applicable

         (b)    Check Delay............................    Surrenders

         (c)    Free Look..............................    Right to Cancel

12.      Taxes.........................................    Federal Tax Matters

13.      Legal Proceedings.............................    Legal Proceedings

14.      Table of Contents for the Statement of
         Additional Information........................    Statement of Additional Information




                                       iii



                                               PART B

                                                           Statement of Additional
         Item of Form N-4                                  Information Caption
15.      Cover Page....................................    Cover Page

16.      Table of Contents.............................    Table of Contents

17.      General Information and History...............    General Information and History

18.      Services
         (a)    Fees and Expenses of Registrant........    (Prospectus) Fee Table

         (b)    Management Contracts...................    Not Applicable

         (c)    Custodian..............................    Not Applicable

                Independent Auditors...................    Experts

         (d)    Assets of Registrant...................    Not Applicable

         (e)    Affiliated Person......................    Not Applicable

         (f)    Principal Underwriter..................    Not Applicable

19.      Purchase of Securities Being Offered..........    (Prospectus) AAG Securities, Inc.

         Offering Sales Load...........................    (Prospectus) Contingent Deferred Sales
                                                           Charge

20.      Underwriters..................................    AAG Securities, Inc.

21.      Calculation of Performance Data
         (a)    Money Market Funded Sub-Accounts.......    Money Market Sub-Account Standardized
                                                           Yield
                                                           Calculation
         (b)    Other Sub-Accounts.....................    Not Applicable

22.      Annuity Payments..............................    (Prospectus) Fixed Dollar Benefit;
                                                           Variable Dollar Benefit; (SAI) Benefit
                                                           Units--Transfer Formulas

23.      Financial Statements..........................    Financial Statements





                                       iv


                                              PART C


         Item of Form N-4                                  Part C Caption
24.      Financial Statements and Exhibits.............    Financial Statements and Exhibits

         (a)    Financial Statements...................    Financial Statements

         (b)    Exhibits...............................    Exhibits

25.      Directors and Officers of the Depositor.......    Directors and Officers of Great American
                                                           Life Insurance Company(R) of New York

26.      Persons Controlled By or Under Common Control     Persons Controlled By Or Under Common
         With the Registrant...........................    Control With the Depositor or Registrant

27.      Number of Owners..............................    Number of Owners

28.      Indemnification...............................    Indemnification

29.      Principal Underwriters........................    Principal Underwriter

30.      Location of Accounts and
         Records.......................................    Location of Accounts and Records

31.      Management Services...........................    Management Services

32.      Undertakings..................................    Undertakings

         Signature Page................................    Signature Page


GREAT AMERICAN LIFE INSURANCE COMPANY(R) OF NEW YORK
GALIC(R) OF NEW YORK SEPARATE ACCOUNT I
PROSPECTUS for
Individual and Group Flexible Premium Deferred Annuities
                                                              ____________, 1999

This prospectus describes individual and group flexible premium deferred annuity contracts (the "Contracts"). Great American Life Insurance Company of New York (the "Company") is the issuer of the Contracts. The Contracts are available for tax-qualified and non-tax-qualified annuity purchases. All Contracts qualify for tax-deferred treatment during the Accumulation Period. The tax treatment of annuities is discussed in the Federal Tax Matters section of this prospectus.

The Contracts offer both variable and fixed investment options. The variable investment options under the Contracts are Sub-Accounts of GALIC(R) of New York Separate Account I (the "Separate Account"). The Contracts currently offer 29 Sub-Accounts. Each Sub-Account is invested in shares of a registered investment company or a portfolio thereof (each, a "Portfolio"). The Portfolios are listed below.

                        Janus Aspen Series (6 Portfolios)
                          -Aggressive Growth Portfolio
                           -Worldwide Growth Portfolio
                               -Balanced Portfolio
                                -Growth Portfolio
                         -International Growth Portfolio
                         -Capital Appreciation Portfolio
                 Dreyfus Variable Investment Fund (4 Portfolios)
                         -Capital Appreciation Portfolio
                             -Money Market Portfolio
                          -Growth and Income Portfolio
                              -Small Cap Portfolio
               The Dreyfus Socially Responsible Growth Fund, Inc.
                            Dreyfus Stock Index Fund
                        Strong Opportunity Fund II, Inc.
               Strong Variable Insurance Funds, Inc. (1 Portfolio)
                         -Strong Mid Cap Growth Fund II
                   The Timothy Plan Small-Cap Variable Series
                     BT Insurance Funds Trust (3 Portfolios)
                           -EAFE(R) Equity Index Fund
                             -Equity 500 Index Fund
                              -Small Cap Index Fund
             INVESCO Variable Investment Funds, Inc. (3 Portfolios)
                         -INVESCO VIF-Equity Income Fund
                         -INVESCO VIF-Total Return Fund
                          -INVESCO VIF-High Yield Fund
         Morgan Stanley Dean Witter Universal Funds, Inc. (5 Portfolios)
                            -Mid Cap Value Portfolio
                                -Value Portfolio
                             -Fixed Income Portfolio
                           -U.S. Real Estate Portfolio
                       -Emerging Markets Equity Portfolio
                 PBHG Insurance Series Fund, Inc. (3 Portfolios)
                            -PBHG Growth II Portfolio
                        -PBHG Large Cap Growth Portfolio
                   -PBHG Technology & Communications Portfolio

This prospectus includes information you should know before investing in the Contracts. This prospectus is not complete without the current prospectuses for the Portfolios. Please keep this prospectus and the Portfolio prospectuses for future reference.

A statement of additional information, dated _________, 1999, contains more information about the Separate Account and the Contracts. The Company filed the statement of additional information with the Securities and Exchange Commission. It is part of this prospectus. For a free copy, complete and return the form on page 39 of this prospectus, or call the Company at 1-800-789-6771. You may also access the statement of additional information (as well as all other documents filed with the Securities and Exchange Commission with respect to the Contracts, the Separate Account or the Company) at the Securities and Exchange Commission's Web site: http://www.sec.gov. The table of contents for the statement of additional information is printed on the last page of this prospectus.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------
These securities may be sold by a bank or credit union, but are not financial institution products.

o The Contracts are Not FDIC or NCUSIF Insured
o The  Contracts  are  Obligations  of the Company and Not of the Bank or Credit
  Union
o The Bank or Credit Union Does Not Guarantee the Company's Obligations Under the Contracts
o The Contracts Involve Investment Risk and May Lose Value

--------------------------------------------------------------------------------

                                   TABLE OF CONTENTS

                                                                           Page

DEFINITIONS.................................................................4
OVERVIEW....................................................................5
   What is the Separate Account?............................................5
   What Are the Contracts?..................................................5
   How Do I Purchase or Cancel a Contract?..................................5
   Will Any Penalties or Charges Apply If I Surrender a Contract?...........5
   What Other Charges and Deductions Apply to the Contract?.................5
   How Do I Contact the Company?............................................5
FEE TABLE...................................................................6
   Owner Transaction Expenses...............................................6
   Separate Account Annual Expenses.........................................6
   Portfolio Annual Expenses (After Expense Reimbursement)
   for Year Ended 12/31/98..................................................6
   Examples.................................................................8
CONDENSED FINANCIAL INFORMATION............................................12
   Financial Statements....................................................12
   Performance Information.................................................13
    Yield Data.............................................................13
    Total Return Data......................................................13
    Other Performance Measures.............................................13
THE PORTFOLIOS.............................................................14
   Janus Aspen Series......................................................14
   Dreyfus Portfolios......................................................15
   Strong Portfolios.......................................................16
   BT Insurance Funds Trust................................................16
   INVESCO Variable Investment Funds, Inc..................................17
   PBHG Insurance Series Fund, Inc.........................................17
   Morgan Stanley Dean Witter Universal Funds, Inc.........................18
   The Timothy Plan Small-Cap Variable Series..............................18
   Additions, Deletions, or Substitutions..................................19
   Voting Rights...........................................................19
GREAT AMERICAN LIFE INSURANCE COMPANY(R)OF NEW YORK .......................20
THE SEPARATE ACCOUNT.......................................................20
AAG SECURITIES, INC........................................................20
CHARGES AND DEDUCTIONS.....................................................21
   Charges and Deductions By the Company...................................21
    Contingent Deferred Sales Charge ("CDSC")..............................21
    Contract Maintenance Fee...............................................22
    Transfer Fee...........................................................22
    Administration Charge..................................................22
    Mortality and Expense Risk Charge......................................23
    Premium Taxes..........................................................23
    Discretionary Waivers of Charges.......................................23
    Expenses of the Portfolios.............................................23
THE CONTRACTS..............................................................24
   Right to Cancel.........................................................24
   Persons With Rights Under a Contract....................................24
ACCUMULATION PERIOD........................................................25
   Account Statements......................................................25

   Account Value...........................................................25
   Purchase Payments.......................................................27
   Investment Options--Allocations.........................................27
   Transfers...............................................................28
   Surrenders..............................................................30
   Contract Loans..........................................................31
   Termination.............................................................31
BENEFIT PAYMENT PERIOD.....................................................32
   Annuity Benefit.........................................................32
   Death Benefit...........................................................32
   Settlement Options......................................................32
    Form of Settlement Option..............................................33
    Calculation of Fixed Dollar Benefit Payments...........................33
    Calculation of Variable Dollar Benefit Payments........................34
FEDERAL TAX MATTERS........................................................35
   Tax Deferral On Annuities...............................................35
   Tax-Qualified Plans.....................................................36
    Individual Retirement Annuities........................................36
    Roth IRAs..............................................................36
    Tax-Sheltered Annuities................................................36
    Pension and Profit Sharing Plans.......................................36
    Governmental Deferred Compensation Plans...............................36
   Nonqualified Deferred Compensation Plans................................36
   Summary of Income Tax Rules.............................................37
GLOSSARY OF FINANCIAL TERMS................................................38
THE REGISTRATION STATEMENT.................................................39
OTHER INFORMATION..........................................................39
   Year 2000...............................................................39
   Legal Proceedings.......................................................39
STATEMENT OF ADDITIONAL INFORMATION........................................40

DEFINITIONS

The capitalized terms defined on this page will have the meanings given to them when used in this prospectus. Other terms which may have a specific meaning under the Contracts, but which are not defined on this page, will be explained as they are used in this prospectus.
--------------------------------------------------------------------------------

Account Value: The value of a Contract during the Accumulation Period. It is equal to the sum of the value of the owner's interest in the Sub-Accounts and the owner's interest in the fixed account options.

Accumulation Period: The period during which purchase payments are invested according to the investment options elected and accumulated on a tax-deferred basis. The Accumulation Period ends when a Contract is annuitized or surrendered in full, or on the Death Benefit Valuation Date.

Accumulation Unit: A share of a Sub-Account that an owner purchases during the Accumulation Period.

Accumulation Unit Value: The value of an Accumulation Unit at the end of a Valuation Period. See the Glossary of Financial Terms on page 37 of this prospectus for an explanation of how Accumulation Unit Values are calculated.

Benefit Payment Period: The period during which either annuity benefit or death benefit payments are paid under a settlement option. The Benefit Payment Period begins on the first day of the first payment interval in which a benefit payment will be paid.

Benefit Unit: A share of a Sub-Account that is used to determine the amount of each variable dollar benefit payment after the first variable dollar benefit payment during the Benefit Payment Period.

Benefit Unit Value: The value of a Benefit Unit at the end of a Valuation Period. See the Glossary of Financial Terms on page 37 of this prospectus for an explanation of how Benefit Unit Values are calculated.

Death Benefit Valuation Date: The date the death benefit is valued. It is the date that the Company receives both proof of the death of the owner and instructions as to how the death benefit will be paid. If instructions are not received within one year of the date of death, the Death Benefit Valuation Date will be one year after the date of death. The Death Benefit Valuation Date may never be later than five years after the date of death.

Net Asset Value: The price computed by or for each Portfolio, no less frequently than each Valuation Period, at which the Portfolio's shares or units are redeemed in accordance with the rules of the Securities and Exchange Commission.

Net Investment Factor: The factor that represents the percentage change in the Accumulation Unit Values and Benefit Unit Values from one Valuation Period to the next. See the Glossary of Financial Terms on page 37 of this prospectus for an explanation of how the Net Investment Factor is calculated.

Valuation Date: A day on which Accumulation Unit Values and Benefit Unit Values can be calculated. Each day the New York Stock Exchange is open for business is a Valuation Date.

Valuation Period: The period starting at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date.

OVERVIEW
--------------------------------------------------------------------------------
What is the Separate Account?
The Separate Account is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Separate Account is divided into Sub-Accounts, each of which is invested in one of the Portfolios listed on page 1 of this prospectus. If you choose a variable investment option, you are investing in the Sub-Accounts, not directly in the Portfolios.

What Are the Contracts?
The Contracts are individual and group deferred annuities, which are insurance products. The Contracts are sold with either a standard or an enhanced fee structure, as described in the Fee Table on page 6 of this prospectus. The Contracts are available in both tax-qualified and non-tax-qualified forms, both of which qualify for tax-deferred investment status. See the Federal Tax Matters section beginning on page 34 of this prospectus for more information about tax qualifications and taxation of annuities in general. During the Accumulation Period, the amounts you contribute can be allocated among any of the 29 variable investment options and five fixed account options. The variable investment options are the Sub-Accounts of the Separate Account, each of which is invested in a Portfolio. The owner bears the risk of any investment gain or loss on amounts allocated to the Sub-Accounts. The fixed account options earn a fixed rate of interest declared by the Company, which will be no less than 3% per year. The Company guarantees amounts invested in the fixed account options and the earnings thereon so long as those amounts remain in the fixed account.

During the Benefit Payment Period, payments can be allocated between variable dollar benefit and fixed dollar benefit options. If a variable dollar benefit is selected, Benefit Units can be allocated to any of the same Sub-Accounts that are available during the Accumulation Period.

How Do I Purchase or Cancel a Contract?
The requirements to purchase a Contract are explained in The Contracts section beginning on page 23 of this prospectus. You may purchase a Contract only through a licensed securities representative. You may cancel a Contract within twenty days after you receive it (or longer if the Contract is purchased to replace an existing Contract.) You will bear the risk of investment gain or loss on any amounts allocated to the Sub-Accounts prior to cancellation. The right to cancel does not apply to group Contracts, although the right to cancel does apply to certificates issued under a group contract. The right to cancel is described in the Right to Cancel section on page 23 of this prospectus.

Will Any Penalties or Charges Apply If I Surrender a Contract?
A contingent deferred sales charge ("CDSC") may apply to amounts surrendered depending on the timing and amount of the surrender. The maximum CDSC is 7% for each purchase payment. The CDSC percentage decreases by 1% annually to 0% after seven years from the date of receipt of each purchase payment. Surrender procedures and the CDSC are described in the Surrenders section beginning on page 29 of this prospectus. A penalty tax may also be imposed at the time of a surrender depending on your age and other circumstances of the surrender. Tax consequences of a surrender are described in the Federal Tax Matters section on page 34 of this prospectus. The right to surrender may be restricted under certain tax-qualified plans.

What Other Charges and Deductions Apply to the Contract?
Other than the CDSC, the Company will charge the fees and charges listed below unless the Company waives the fee or charge as discussed in the Charges and Deductions section beginning on page 20 of this prospectus:

o    a transfer fee for certain transfers between investment options;
o an annual contract maintenance fee, which is assessed only against investments in the Sub-Accounts;
o a mortality and expense risk charge, which is an expense of the Separate Account and charged against all assets in the Sub-Accounts (this charge may never be waived);
o an administration charge, which is an expense of the Separate Account and charged against all assets in the Sub-Accounts; and
o    possible premium taxes (where taxes apply, they may never be waived)

In addition to charges and deductions under the Contracts, the Portfolios incur expenses that are passed through to owners. Portfolio expenses for the fiscal year ending December 31, 1998 are included in the Fee Table on page 6 of this prospectus and are described in the prospectuses and statements of additional information for the Portfolios.

How Do I Contact the Company?
Any questions or inquiries should be directed to the Company's Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, (800) 789-6771. Please
include the Contract number and the owner's name.

FEE TABLE
--------------------------------------------------------------------------------

Owner Transaction Expenses
Maximum Contingent Deferred Sales Charge (applies to purchase payments only)                       7%
Transfer Fee (applies to transfers in excess of 12 in any contract year)                          $25
Annual Contract Maintenance Fee (not assessed against fixed account options)                      $30

Separate Account Annual Expenses
(As a percentage of the average value of the owner's interest in the Sub-Accounts)

                                                        Standard           Enhanced             Enchanced
                                                        Contracts          Contracts          Contracts with
                                                                                              Administration
                                                                                              Charge Waived

Mortality and Expense Risk Charge                          1.25%               0.95%               0.95%
Administration Charge                                      0.15%               0.15%               0.00%
                                                           -----               -----               -----
Total Separate Account Annual Expenses                     1.40%               1.10%               0.95%

Portfolio Annual Expenses (After Expense Reimbursement) for Year Ended 12/31/98 (As a percentage of Portfolio average net assets)

  Sub-Account                                                                Management      Other        Total
                                                                              Fees         Expenses     Expenses
  ------------------------------------------------------------------------- ------------- ------------ ------------
  Janus A.S.-Aggressive Growth Portfolio                                      0.72          0.03         0.75
  Janus A.S.-Worldwide Growth Portfolio                                       0.65          0.07         0.72
  Janus A.S.-Balanced Portfolio                                               0.72          0.02         0.74
  Janus A.S.-Growth Portfolio                                                 0.65          0.03         0.68
  Janus A.S.-International Growth Portfolio                                   0.66          0.20         0.86
  Janus A.S.-Capital Appreciation Portfolio                                   0.70          0.22         0.92
  Dreyfus V.I.F.-Capital Appreciation Portfolio                               0.75          0.06         0.81
  Dreyfus V.I.F.-Money Market Portfolio                                       0.50          0.06         0.56
  Dreyfus V.I.F.-Growth and Income Portfolio                                  0.75          0.03         0.78
  Dreyfus V.I.F.-Small Cap Portfolio                                          0.75          0.02         0.77
  The Dreyfus Socially Responsible Growth Fund, Inc.                          0.75          0.05         0.80
  Dreyfus Stock Index Fund                                                    0.25          0.01         0.26
  Strong Opportunity Fund II, Inc.                                            1.00          0.16         1.16
  Strong Variable Insurance Funds, Inc.-Strong Mid Cap Growth Fund II         1.00          0.20         1.20
  BT Insurance Funds Trust-EAFE(R)Equity Index Fund                           0.00          0.65         0.65
  BT Insurance Funds Trust-Equity 500 Index Fund                              0.00          0.30         0.30
  BT Insurance Funds Trust-Small Cap Index Fund                               0.00          0.45         0.45
  INVESCO VIF-Equity Income Fund                                              0.75          0.18         0.93
  INVESCO VIF-Total Return Fund                                               0.75          0.42         1.17
  INVESCO VIF-High Yield Fund                                                 0.60          0.47         1.07
  Morgan Stanley Dean Witter Universal Funds, Inc.-Mid Cap Value Portfolio    0.23          0.82         1.05
  Morgan Stanley Dean Witter Universal Funds, Inc.-Value Portfolio            0.08          0.77         0.85
  Morgan Stanley Dean Witter Universal Funds, Inc.-Fixed Income Portfolio     0.06          0.64         0.70
  Morgan Stanley Dean Witter Universal Funds, Inc.-U.S. Real Estate           0.17          0.93         1.10
  Portfolio
  Morgan Stanley Dean Witter Universal Funds, Inc.-Emerging Markets           0.00          1.95         1.95
  Equity Port.
  PBHG Insurance Series Fund, Inc.-PBHG Growth II Portfolio                   0.85          0.35         1.20
  PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth Portfolio            0.75          0.35         1.10
  PBHG Insurance Series Fund, Inc.-PBHG Tech. & Comm. Portfolio               0.85          0.35         1.20
  The Timothy Plan Small-Cap Variable Series                                  1.00          0.20         1.20

The purpose of the Fee Table is to assist the owner in understanding the various costs and expenses that an owner will bear directly or indirectly. The Fee Table reflects expenses of the Separate Account as well as of the Portfolios. The Separate Account expenses are discussed more fully in the Charges and Deductions section beginning on page 20 of this prospectus. The Portfolio expenses are discussed more fully in the Portfolio prospectuses.
Premium taxes may also apply.



-----------------------------
1 Data for each Portfolio are for its fiscal year ended December 31, 1998. Actual expenses in future years may be higher or lower. Portfolios may have agreements with their advisors to cap or waive fees, and/or to reduce or waive expenses or to reimburse expenses. The specific terms of such waivers, reductions or reimbursements are discussed in the Portfolio prospectuses. Fees and expenses shown below are actual fees and expenses before any applicable fee waivers or reductions or expense reimbursements.

Sub-Account                                                                       Management Fees   Other Expenses        Total
                                                                                                                           Expenses
  --------------------------------------------------------------------------------- ----------------- ---------------- -------------
  Janus A.S.-Aggressive Growth Portfolio                                                0.72              0.03             0.75
  Janus A.S.-Worldwide Growth Portfolio                                                 0.67              0.07             0.74
  Janus A.S.-Balanced Portfolio                                                         0.72              0.02             0.74
  Janus A.S.-Growth Portfolio                                                           0.72              0.03             0.75
  Janus A.S.-International Growth Portfolio                                             0.75              0.20             0.95
  Janus A.S.-Capital Appreciation Portfolio                                             0.75              0.22             0.97
  Dreyfus V.I.F.-Capital Appreciation Portfolio                                         0.75              0.06             0.81
  Dreyfus V.I.F.-Money Market Portfolio                                                 0.50              0.06             0.56
  Dreyfus V.I.F.-Growth and Income Portfolio                                            0.75              0.03             0.78
  Dreyfus V.I.F.-Small Cap Portfolio                                                    0.75              0.02             0.77
  The Dreyfus Socially Responsible Growth Fund, Inc.                                    0.75              0.05             0.80
  Dreyfus Stock Index Fund                                                              0.25              0.01             0.26
  Strong Opportunity Fund II, Inc.                                                      1.00              0.16             1.16
  Strong Variable Insurance Funds, Inc.-Strong Mid Cap Growth Fund II                   1.00              0.55             1.55
  BT Insurance Funds Trust-EAFE(R)Equity Index Fund                                     0.45              1.21             1.66
  BT Insurance Funds Trust-Equity 500 Index Fund                                        0.20              0.99             1.19
  BT Insurance Funds Trust-Small Cap Index Fund                                         0.35              1.23             1.58
  INVESCO VIF-Equity Income Fund                                                        0.75              0.42             1.17
  INVESCO VIF-Total Return Fund                                                         0.75              0.49             1.24
  INVESCO VIF-High Yield Fund                                                           0.60              0.47             1.07
  Morgan Stanley Dean Witter Universal Funds, Inc.-Mid Cap Value Portfolio              0.75              0.82             1.57
  Morgan Stanley Dean Witter Universal Funds, Inc.-Value Portfolio                      0.55              0.77             1.32
  Morgan Stanley Dean Witter Universal Funds, Inc.-Fixed Income Portfolio               0.40              0.64             1.04
  Morgan Stanley Dean Witter Universal Funds, Inc.-U.S. Real Estate Portfolio           0.80              0.93             1.73
  Morgan Stanley Dean Witter Universal Funds, Inc.-Emerging Markets Equity Port.        1.25              2.20             3.45
  PBHG Insurance Series Fund, Inc.-PBHG Growth II Portfolio                             0.85              0.69             1.54
  PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth Portfolio                      0.75              0.78             1.53
  PBHG Insurance Series Fund, Inc.-PBHG Tech. & Comm. Portfolio                         0.85              0.71             1.56
  The Timothy Plan Small-Cap Variable Series                                            1.00              1.90             2.90

Examples                                               Example #1--Assuming Surrender   Example #2--Assuming No Surrender
Standard Contracts
                                                       If the owner surrenders his or    If the owner does not surrender
                                                       her Contract at the end of the   his or her Contract, or if it is
                                                        applicable time period, the         annuitized, the following
                                                        following expenses would be      expenses would be charged on a
                                                      charged on a $1,000 investment:    $1,000 investment at the end of
                                                                                           the applicable time period:
--------------------------------------------------------- --------------------------------- ----------------------------------
Sub-Account                                             1 Year  3 Years  5 Years  10 Years  1 Year  3 Years  5 Years  10 Years

--------------------------------------------------------- ------- -------- -------- ------- -------- -------- ------- --------
Janus A.S.-Aggressive Growth Portfolio                     $93     $125                       $23      $75
Janus A.S.-Worldwide Growth Portfolio                      $93     $124                       $23      $74
Janus A.S.-Balanced Portfolio                              $93     $125                       $23      $75
Janus A.S.-Growth Portfolio                                $92     $123                       $22      $73
Janus A.S.-International Growth Portfolio                  $94     $129                       $24      $79
Janus A.S.-Capital Appreciation Portfolio                  $95     $130                       $25      $80
Dreyfus V.I.F.-Capital Appreciation Portfolio              $94     $127                       $24      $77
Dreyfus V.I.F.-Money Market Portfolio                      $91     $119                       $21      $69
Dreyfus V.I.F.-Growth and Income Portfolio                 $94     $126                       $24      $76
Dreyfus V.I.F.-Small Cap Portfolio                         $93     $126                       $23      $76
The Dreyfus Socially Responsible Growth Fund, Inc.         $94     $127                       $24      $77
Dreyfus Stock Index Fund                                   $88     $109                       $18      $59
Strong Opportunity Fund II, Inc.                           $97     $138                       $27      $88
Strong Variable Insurance Funds, Inc.-Strong Mid Cap       $98     $139                       $28      $89
Growth Fund II
BT Insurance Funds Trust-EAFE(R)Equity Index Fund          $92     $122                       $22      $72
BT Insurance Funds Trust-Equity 500 Index Fund             $89     $110                       $19      $60
BT Insurance Funds Trust-Small Cap Index Fund              $90     $115                       $20      $65
INVESCO VIF-Equity Income Fund                             $95     $131                       $25      $81
INVESCO VIF-Total Return Fund                              $97     $138                       $27      $88
INVESCO VIF-High Yield Fund                                $98     $139                       $28      $89
Morgan Stanley Dean Witter Universal Funds, Inc.-Mid       $96     $135                       $26      $85
Cap Value Portfolio
Morgan Stanley Dean Witter Universal Funds, Inc.-Value     $94     $128                       $24      $78
Portfolio
Morgan Stanley Dean Witter Universal Funds, Inc.-Fixed     $93     $123                       $23      $73
Income Portfolio
Morgan Stanley Dean Witter Universal Funds, Inc.-U.S.      $97     $136                       $27      $86
Real Estate Portfolio
Morgan Stanley Dean Witter Universal Funds,               $105     $163                       $35     $113
Inc.-Emerging Markets Equity
PBHG Insurance Series Fund, Inc.-PBHG Growth II            $98     $139                       $28      $89
Portfolio
PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth     $97     $136                       $27      $86
Portfolio
PBHG Insurance Series Fund, Inc.-PBHG Tech. & Comm.        $98     $139                       $28      $89
Portfolio
The Timothy Plan Small-Cap Variable Series                 $98     $139                       $28      $89



Enhanced Contracts                                         Example #1--Assuming Surrender   Example #2--Assuming No Surrender

                                                           If the owner surrenders his or    If the owner does not surrender
                                                           her Contract at the end of the   his or her Contract, or if it is
                                                            applicable time period, the         annuitized, the following
                                                            following expenses would be      expenses would be charged on a
                                                          charged on a $1,000 investment:    $1,000 investment at the end of
                                                                                               the applicable time period:
--------------------------------------------------------- --------------------------------- ----------------------------------
Sub-Account                                             1 Year  3 Years  5 Years   10 Years 1 Year  3 Years  5 Years  10 Years

--------------------------------------------------------- ------- -------- -------- ------- -------- -------- ------- --------
Janus A.S.-Aggressive Growth Portfolio                     $90     $115                       $20      $65
Janus A.S.-Worldwide Growth Portfolio                      $90     $114                       $20      $64
Janus A.S.-Balanced Portfolio                              $90     $115                       $20      $65
Janus A.S.-Growth Portfolio                                $89     $113                       $19      $63
Janus A.S.-International Growth Portfolio                  $91     $119                       $21      $69
Janus A.S.-Capital Appreciation Portfolio                  $92     $121                       $21      $71
Dreyfus V.I.F.-Capital Appreciation Portfolio              $91     $117                       $21      $67
Dreyfus V.I.F.-Money Market Portfolio                      $89     $109                       $18      $59
Dreyfus V.I.F.-Growth and Income Portfolio                 $90     $116                       $20      $66
Dreyfus V.I.F.-Small Cap Portfolio                         $90     $116                       $20      $66
The Dreyfus Socially Responsible Growth Fund, Inc.         $91     $117                       $21      $67
Dreyfus Stock Index Fund                                   $85      $99                       $15      $49
Strong Opportunity Fund II, Inc.                           $94     $129                       $24      $79
Strong Variable Insurance Funds, Inc.-Strong Mid Cap       $95     $130                       $25      $80
Growth Fund II
BT Insurance Funds Trust -EAFE(R)Equity Index Fund         $89     $112                       $19      $62
BT Insurance Funds Trust -Equity 500 Index Fund            $86     $101                       $16      $51
BT Insurance Funds Trust -Small Cap Index Fund             $87     $105                       $17      $55
INVESCO VIF-Equity Income Fund                             $92     $121                       $22      $71
INVESCO VIF-Total Return Fund                              $94     $129                       $24      $79
INVESCO VIF-High Yield Fund                                $95     $130                       $25      $80
Morgan Stanley Dean Witter Universal Funds, Inc.-Mid       $93     $125                       $23      $75
Cap Value Portfolio
Morgan Stanley Dean Witter Universal Funds, Inc.-Value     $91     $119                       $21      $69
Portfolio
Morgan Stanley Dean Witter Universal Funds, Inc.-Fixed     $90     $114                       $20      $64
Income Portfolio
Morgan Stanley Dean Witter Universal Funds, Inc.-U.S.      $94     $127                       $24      $77
Real Estate Portfolio
Morgan Stanley Dean Witter Universal Funds,                        $153                       $32     $103
Inc.-Emerging Markets Equity                              $102
PBHG Insurance Series Fund, Inc.-PBHG Growth II            $95     $130                       $25      $80
Portfolio
PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth     $94     $127                       $24      $77
Portfolio
PBHG Insurance Series Fund, Inc.-PBHG Tech. & Comm.        $95     $130                       $25      $80
Portfolio
The Timothy Plan Small-Cap Variable Series                 $95     $130                       $25      $80


Enhanced Contracts                                       Example #1--Assuming Surrender           Example #2--Assuming No Surrender

                                                         If the owner surrenders his or            If the owner does not surrender
                                                         her Contract at the end of the           his or her Contract, or if it is
                                                          applicable time period, the                 annuitized, the following
                                                          following expenses would be              expenses would be charged on a
                                                        charged on a $1,000 investment:            $1,000 investment at the end of
                                                                                                     the applicable time period:
--------------------------------------------------------- ---------------------------------   ----------------------------------
Sub-Account                                               1 Year  3 Years  5 Years   10 years 1 Year   3 Years  5 Years  10 Years
--------------------------------------------------------- ------- -------- -------- -------   -------- -------- ------- --------
Janus A.S.-Aggressive Growth Portfolio                     $89     $113                         $19      $63
Janus A.S.-Worldwide Growth Portfolio                      $89     $112                         $19      $62
Janus A.S.-Balanced Portfolio                              $89     $113                         $19      $63
Janus A.S.-Growth Portfolio                                $89     $111                         $19      $61
Janus A.S.-International Growth Portfolio                  $91     $117                         $21      $67
Janus A.S.-Capital Appreciation Portfolio                  $91     $119                         $21      $69
Dreyfus V.I.F.-Capital Appreciation Portfolio              $90     $115                         $20      $65
Dreyfus V.I.F.-Money Market Portfolio                      $88     $107                         $18      $57
Dreyfus V.I.F.-Growth and Income Portfolio                 $90     $114                         $20      $64
Dreyfus V.I.F.-Small Cap Portfolio                         $90     $114                         $20      $64
The Dreyfus Socially Responsible Growth Fund, Inc.         $90     $115                         $20      $65
Dreyfus Stock Index Fund                                   $84      $97                         $14      $47
Strong Opportunity Fund II, Inc.                           $94     $126                         $24      $76
Strong Variable Insurance Funds, Inc.-Strong Mid Cap       $94     $128                         $24      $78
Growth Fund II
BT Insurance Funds Trust -EAFE(R)Equity Index Fund         $88     $110                         $18      $60
BT Insurance Funds Trust -Equity 500 Index Fund            $85      $98                         $15      $48
BT Insurance Funds Trust -Small Cap Index Fund             $86     $103                         $16      $53
INVESCO VIF-Equity Income Fund                             $91     $119                         $21      $69
INVESCO VIF-Total Return Fund                              $94     $127                         $24      $77
INVESCO VIF-High Yield Fund                                $94     $128                         $24      $78
Morgan Stanley Dean Witter Universal Funds, Inc.-Mid       $93     $123                         $23      $73
Cap Value Portfolio
Morgan Stanley Dean Witter Universal Funds, Inc.-Value     $90     $116                         $20      $66
Portfolio
Morgan Stanley Dean Witter Universal Funds, Inc.-Fixed     $89     $111                         $19      $61
Income Portfolio
Morgan Stanley Dean Witter Universal Funds, Inc.-U.S.      $93     $124                         $23      $74
Real Estate Portfolio
Morgan Stanley Dean Witter Universal Funds,                        $151                         $32     $101
Inc.-Emerging Markets Equity                              $102
PBHG Insurance Series Fund, Inc.-PBHG Growth II            $94     $128                         $24      $78
Portfolio
PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth     $93     $124                         $23      $74
Portfolio
PBHG Insurance Series Fund, Inc.-PBHG Tech. & Comm.        $94     $128                         $24      $78
Portfolio
The Timothy Plan Small-Cap Variable Series                 $94     $128                         $24      $78


Enhanced Contracts with Administration Charge Waived

                                                           Example #1--Assuming Surrender   Example #2--Assuming No Surrender

                                                           If the owner surrenders his or    If the owner does not surrender
                                                           her Contract at the end of the   his or her Contract, or if it is
                                                            applicable time period, the         annuitized, the following
                                                            following expenses would be      expenses would be charged on a
                                                          charged on a $1,000 investment:    $1,000 investment at the end of
                                                                                               the applicable time period:
--------------------------------------------------------- --------------------------------- ----------------------------------
Sub-Account                                             1 Year  3 Years  5 Years  10 Years  1 Year   3 Years  5 Years 10 Years

--------------------------------------------------------- ------- -------- -------- ------- -------- -------- ------- --------
Janus A.S.-Aggressive Growth Portfolio                     $89     $110                       $20      $60
Janus A.S.-Worldwide Growth Portfolio                      $88     $109                       $18      $59
Janus A.S.-Balanced Portfolio                              $89     $110                       $19      $60
Janus A.S.-Growth Portfolio                                $88     $108                       $18      $58
Janus A.S.-International Growth Portfolio                  $90     $114                       $20      $64
Janus A.S.-Capital Appreciation Portfolio                  $90     $116                       $20      $66
Dreyfus V.I.F.-Capital Appreciation Portfolio              $89     $112                       $19      $62
Dreyfus V.I.F.-Money Market Portfolio                      $87     $104                       $17      $54
Dreyfus V.I.F.-Growth and Income Portfolio                 $89     $111                       $19      $61
Dreyfus V.I.F.-Small Cap Portfolio                         $89     $111                       $19      $61
The Dreyfus Socially Responsible Growth Fund, Inc.         $89     $112                       $19      $62
Dreyfus Stock Index Fund                                   $84      $94                       $14      $44
Strong Opportunity Fund II, Inc.                           $93     $124                       $23      $74
Strong Variable Insurance Funds, Inc.-Strong Mid Cap       $93     $125                       $23      $75
Growth Fund II
BT Insurance Funds Trust-EAFE(R)Equity Index Fund          $88     $107                       $18      $57
BT Insurance Funds Trust-Equity 500 Index Fund             $84      $96                       $14      $46
BT Insurance Funds Trust-Small Cap Index Fund              $86     $101                       $16      $51
INVESCO VIF-Equity Income Fund                             $90     $116                       $20      $66
INVESCO VIF-Total Return Fund                              $93     $124                       $23      $74
INVESCO VIF-High Yield Fund                                $93     $125                       $23      $75
Morgan Stanley Dean Witter Universal Funds, Inc.-Mid       $92     $120                       $22      $70
Cap Value Portfolio
Morgan Stanley Dean Witter Universal Funds, Inc.-Value     $90     $114                       $20      $64
Portfolio
Morgan Stanley Dean Witter Universal Funds, Inc.-Fixed     $88     $109                       $18      $59
Income Portfolio
Morgan Stanley Dean Witter Universal Funds, Inc.-U.S.      $92     $122                       $22      $72
Real Estate Portfolio
Morgan Stanley Dean Witter Universal Funds,               $101     $149                       $31      $99
Inc.-Emerging Markets Equity
PBHG Insurance Series Fund, Inc.-PBHG Growth II            $93     $125                       $23      $75
Portfolio
PBHG Insurance Series Fund, Inc.-PBHG Large Cap Growth     $92     $122                       $22      $72
Portfolio
PBHG Insurance Series Fund, Inc.-PBHG Tech. & Comm.        $93     $125                       $23      $75
Portfolio
The Timothy Plan Small-Cap Variable Series                 $93     $125                       $23      $75

The examples are not indicative of past or future  expenses or annual rates of return of any Portfolio.  Actual  expenses and annual rates of return may be more or less than those assumed in the examples.  The contract maintenance fee is included in the examples as a charge of $1. The examples assume the reinvestment of all dividends and distributions,  no transfers among Sub-Accounts or between the fixed account options and the Sub-Accounts and a 5% annual rate of return. The charge of $1 for the contract  maintenance fee is based on an estimated  average Account Value of $30,000 for the current fiscal year. The examples do not include charges for premium taxes.



Financial  Statements  The  financial  statements  and  reports  of  independent
auditors  for  the  Company  are  included  in  the   statement  of   additional
information.

Performance Information From time to time, the Company may advertise yields and/or total returns for the Sub-Accounts. These figures are based on historical information and are not intended to indicate future performance. Performance data and a more detailed description of the methods used to determine yield and total return are included in the statement of additional information.

Yield Data The "yield" of the money market Sub-Account refers to the annualized income generated by an investment in that Sub-Account over a specified seven-day period. The "effective yield" of the money market Sub-Account is the same as the "yield" except that it assumes reinvestment of the income earned in that Sub-Account. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. The Company does not advertise yields for any Sub-Account other than the money market Sub-Account.

Total  Return Data The Company may  advertise  two types of total  return  data:
"average annual total return" and "cumulative total return." Average annual total return is presented in both standardized and non-standardized form. "Standardized" total return data reflects the deduction of all charges that apply to all Contracts of that type, except for premium taxes. The contingent deferred sales charge ("CDSC") reflected in standardized total return is the percentage CDSC that would apply at the end of the period presented assuming the purchase payment was received on the first day of the period presented. "Non-standardized" total return data does not reflect the deduction of CDSCs and contract maintenance fees. Cumulative total return data is currently presented only in non-standardized form.

Total return data that does not reflect the CDSC and other charges will be higher than the total return realized by an investor who incurs the charges.

"Average annual total return" is either hypothetical or actual return data that reflects performance of a Sub-Account for a one year period or for an average of consecutive one year periods. If average annual total return data is hypothetical, it reflects performance for a period of time before the Separate Account commenced operations. When a Sub-Account has been in operation for one, five and ten years, average annual total return will be presented for these periods, although other periods may be presented as well.

"Cumulative total return" is either hypothetical or actual return data that reflects the performance of a Sub-Account from the beginning of the period presented to the end of the period presented. If cumulative total return data is hypothetical, it reflects performance for a period of time before the Separate Account commenced operations.

Other Performance Measures The Company may include in reports and promotional literature rankings of the Sub-Accounts, the Separate Account or the Contracts, as published by any service, company, or person who ranks separate accounts or other investment products on overall performance or other criteria. Examples of companies that publish such rankings are Lipper Analytical Services, Inc., VARDS, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow Jones Industrial Average, and Morningstar.

The Company may also:

o compare the performance of a Sub-Account with applicable indices and/or industry averages;

o present performance information that reflects the effects of tax-deferred compounding on Sub-Account investment returns;

o compare investment return on a tax-deferred basis with currently taxable investment return;

o    illustrate investment returns by graphs, charts, or otherwise.

THE PORTFOLIOS

------------------------------------------------------------------------------------------------------------------------------------

The Separate Account is currently divided into 29 Sub-Accounts.  Each Sub-Account is invested in a Portfolio. Each Portfolio has its own investment  objectives and policies.  The current  Portfolio  prospectuses  which accompany this prospectus  contain  additional information concerning the investment objectives and policies of each Portfolio, the investment advisory services and administrative services of each Portfolio and the charges of each  Portfolio.  There is no assurance that the Portfolios  will achieve their stated
objectives.  You should read the Portfolio  prospectuses  carefully before making any decision concerning the allocation of purchase payments to, or transfers among, the Sub-Accounts.

All dividends and capital gains  distributed by the Portfolios are reinvested by the Separate  Account and reflected in Accumulation
Unit Values. Portfolio dividends and net capital gains are not distributed to owners.

The Securities and Exchange  Commission does not supervise the management or the investment  practices and/or policies of any of the
Portfolios.  The Portfolios are available only through insurance  company separate accounts and certain qualified  retirement plans.
Though a Portfolio may have a name and/or  investment  objectives  which are similar to those of a publicly  available  mutual fund, and/or may be managed by the same investment advisor that manages a publicly available mutual fund, the performance of the Portfolio is entirely  independent of the performance of any publicly  available mutual fund.  Neither the Company nor the Portfolios make any representations  or  assurances  that the  investment  performance  of any Portfolio  will be the same or similar to the  investment performance of any publicly available mutual fund.


Janus Aspen Series

Advisor:                                 Aggressive Growth Portfolio
Janus Capital Corporation                A nondiversified portfolio that seeks long-term growth of capital by investing primarily in common stocks with an emphasis on securities issued by medium-sized companies.

Advisor:                                 Worldwide Growth Portfolio
Janus Capital Corporation                A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers. International investing may present special risks, including currency fluctuations and social and political developments.  For further discussion of the risks associated with international investing, please see the attached
                                         Janus Aspen Series prospectus.

Advisor:                                 Balanced Portfolio
Janus Capital Corporation                A diversified portfolio that seeks long-term growth of capital balanced by current income.  The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

Advisor:                                 Growth Portfolio
Janus Capital Corporation                A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks, with an emphasis on companies with larger market capitalizations.

Advisor:                                 International Growth Portfolio
Janus Capital Corporation                A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign issuers.  International investing may present special risks, including currency fluctuations and social and political developments.  For further discussion of the risks associated with international investing, please see the attached
                                         Janus Aspen Series prospectus.

Advisor:                                 Capital Appreciation Portfolio
Janus Capital Corporation                A nondiversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of issuers of any size.


                                       13

Dreyfus Portfolios

Advisor:                                 Dreyfus Variable Investment Fund-Capital Appreciation Portfolio
The Dreyfus Corporation                  The Capital Appreciation Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital.  Current income is a secondary
Sub-Advisor:                             goal.  It seeks to achieve its goals by investing  in common stocks.
Fayez Sarofim & Co.

Advisor:                                 Dreyfus Variable Investment Fund-Money Market Portfolio
The Dreyfus Corporation                  The Money Market Portfolio's goal is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. This
                                         Portfolio invests in short-term money market instruments. An investment in the Money
                                         Market Portfolio is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share.

Advisor:                                 Dreyfus Variable Investment Fund-Growth and Income Portfolio
The Dreyfus Corporation                  The Growth and Income Portfolio's goal is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. This Portfolio invests primarily in equity securities, debt securities and money market instruments of domestic and foreign issuers.

Advisor:                                 Dreyfus Variable Investment Fund-Small Cap Portfolio
The Dreyfus Corporation                  The Small Cap Portfolio's goal is to maximize capital appreciation. This Portfolio invests primarily in common stocks of domestic and foreign issuers. This Portfolio seeks companies characterized by new or innovative products or services which should enhance prospects for growth in future earnings.

Advisor:                                 The Dreyfus Socially Responsible Growth Fund, Inc.
The Dreyfus Corporation                  The Dreyfus Socially Responsible Growth Fund, Inc.'s primary goal is to provide capital growth.  It seeks to achieve this goal by investing principally in common stocks, or
Sub-Advisor:                             securities convertible into common stock, of companies which, in the opinion of the
NCM Capital Management Group, Inc.       Portfolio's management, not only meet traditional investment standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America.  Current income is a secondary goal.

Advisor:                                 Dreyfus Stock Index Fund
The Dreyfus Corporation                  The Dreyfus Stock Index Fund's investment objective is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the
Index Manager:                           aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.  The
Mellon Equity Associates (an affiliate   Stock Index Fund is neither sponsored, endorsed, sold or promoted by, nor affiliated with,
of Dreyfus)                              Standard & Poor's Corporation or The McGraw-Hill Companies, Inc.


                                       14


Strong Portfolios

Advisor:                                 Strong Opportunity Fund II, Inc.
Strong Capital Management, Inc.          The investment objective of the Strong Opportunity Fund II is to seek capital growth.  It currently emphasizes medium-sized companies that the Portfolio's adviser believes are under-researched and attractively valued.

Advisor:                                 Strong Variable Insurance Funds, Inc.-Strong Mid Cap Growth Fund II
Strong Capital Management, Inc.          The investment objective of the Strong Mid Cap Growth Fund II is to seek capital growth.
                                         It invests primarily in equity securities that the Portfolio's adviser believes have above-average growth prospects.  This Portfolio was formerly called the Strong Growth Fund
                                         II.

BT Insurance Funds Trust

Advisor:                                 EAFE(R) Equity Index Fund
Bankers Trust Company                    The EAFE(R)Equity Index Fund seeks to replicate as closely as possible (before deduction of expenses) the total return of the Europe, Australia, Far East Index (the "EAFE(R)Index"), a
                                         capitalization-weighted index containing approximately 1,100 equity securities of companies located outside the United States.  The Portfolio will be invested primarily in equity securities of business enterprises organized and domiciled outside the United
                                         States or for which the principal trading market is outside the United States.
                                         Statistical methods will be employed to replicate the EAFE(R)Index by buying most of the
                                         EAFE(R)Index securities.  Securities purchased for the Portfolio will generally, but not necessarily, be traded on a foreign securities exchange.

Advisor:                                 Equity 500 Index Fund
Bankers Trust Company                    The Equity 500 Index Fund seeks to  replicate as closely as possible  (before  deduction of expenses)  the total return of the Standard & Poor's 500  Composite  Stock Price Index (the
                                         "S&P 500"), an index emphasizing  large-capitalization  stocks.  The Portfolio will include the common stock of those  companies  included in the S&P 500, other than the Bankers Trust
                                         Corporation,  selected on the basis of computer generated statistical data, that are deemed representative of the industry diversification of the entire S&P 500.

Advisor:                                 Small Cap Index Fund
Bankers Trust Company                    The Small Cap Index Fund seeks to  replicate  as closely as possible  (before  deduction of expenses) the total return of the Russell 2000 Small Stock Index (the "Russell  2000"),  an
                                         index consisting of 2,000  small-capitalization  common stocks.  The Portfolio will include
                                         the  common  stock  of  companies   included  in  the  Russell   2000,   on  the  basis  of
                                         computer-generated  statistical  data,  that  are  deemed  representative  of the  industry diversification of the entire Russell 2000.

                                       15

INVESCO Variable Investment Funds, Inc.

Advisor:                                 INVESCO VIF -Equity Income Fund
INVESCO Funds Group, Inc.                The primary goal  of the INVESCO VIF- Equity Income Fund is to seek high  current
                                         income.   The Portfolio normally invests at least 65% of its assets in dividend paying common and preferred stocks.  This Portfolio was formerly called the Industrial Income
                                         Portfolio.

Advisor:                                 INVESCO VIF -Total Return Fund
INVESCO Funds Group, Inc.                The investment objective of the INVESCO VIF-Total Return Fund is to seek a high total return on investment through capital appreciation and current income. The INVESCO
                                         VIF-Total Return Fund seeks to accomplish its objective by investing in a combination of equity securities (consisting of common stocks and, to a lesser degree, securities convertible into common stock) and fixed income securities.

Advisor:                                 INVESCO VIF -High Yield Fund
INVESCO Funds Group, Inc.                The investment objective of the INVESCO VIF-High Yield Fund is to seek a high level of current income by investing substantially all of its assets in lower rated  debt securities and  preferred stocks, including securities issued by foreign companies. The
                                         Portfolio pursues its investment objective through investment in a variety of long-term, intermediate-term, and short-term bonds. Potential capital appreciation is a factor in the selection of investments, but is secondary to the Portfolio's primary objective. For further discussion of the risks associated with investment in lower rated bonds, please see the attached INVESCO Variable Investment Funds, Inc. prospectus.



PBHG Insurance Series Fund, Inc.

Advisor:                                 PBHG Growth II Portfolio
Pilgrim Baxter & Associates, Ltd.        The investment objective of the PBHG Insurance Series Growth II Portfolio is to seek capital appreciation. The Portfolio invests primarily in common stocks and convertible securities of small and medium sized growth companies (market capitalization or annual revenues between $500 million and $10 billion) that, in the adviser's opinion, are considered to have an outlook for strong earnings growth and potential for significant capital appreciation.

Advisor:                                 PBHG Large Cap Growth Portfolio
Pilgrim Baxter & Associates, Ltd.        The investment objective of the PBHG Insurance Series Large Cap Growth Portfolio is to
                                         seek long-term growth of capital.  The Portfolio invests primarily in common stocks of large capitalization companies (market capitalization in excess of $1 billion) that, in the adviser's opinion, are considered to have an outlook for strong growth in earnings and potential for capital appreciation.

Advisor:                                 PBHG Technology & Communications Portfolio
Pilgrim Baxter & Associates, Ltd.        The investment objective of the PBHG Insurance Series Technology & Communications
                                         Portfolio is to seek long-term growth of capital.  Current income is incidental to the
                                         Portfolio's objective.  The Portfolio invests primarily in common stocks of companies which rely extensively on technology or communications in their product development or operations, or which are expected to benefit from technological advances and improvements, and that may be experiencing exceptional growth in sales and earnings driven by technology or communications-related products and services.


                                       16


Morgan Stanley Dean Witter Universal Funds, Inc.

Advisor:                                 Mid Cap Value Portfolio
Miller Anderson & Sherrerd, LLP (an      The Mid Cap Value Portfolio seeks above-average total return over a market cycle of three
indirect wholly owned subsidiary of      to five years by investing in common stocks and other equity securities of issuers with
Morgan Stanley Dean Witter & Co.)        equity capitalizations in the range of the companies represented in the S&P MidCap 400
                                         Index.  Such range is currently $500 million to $6 billion.

Advisor:                                 Value Portfolio
Miller Anderson & Sherrerd, LLP (an      The investment objective of the Value Portfolio is to seek above-average total return over
indirect wholly owned subsidiary of      a market cycle of three to five years by investing primarily in a diversified portfolio of
Morgan Stanley Dean Witter & Co.)        common stocks and other equity securities deemed by the adviser to be undervalued in comparison with the stock market as a whole, as measured by the S&P 500 Index.

Advisor:                                 Fixed Income Portfolio
Miller Anderson & Sherrerd, LLP (an      The investment objective of the Fixed Income Portfolio is to seek above-average total
indirect wholly owned subsidiary of      return over a market cycle of three to five years by investing primarily in a diversified
Morgan Stanley Dean Witter & Co.)        portfolio of fixed income securities, including securities issued by the U.S. Government and its Agencies, Corporate Bonds, Mortgage-Backed Securities, Foreign Bonds, other Fixed
                                         Income Securities and Derivatives, and to a limited extent junk bonds.

Advisor:                                 U.S. Real Estate Portfolio
Morgan Stanley Dean Witter Investment    The investment objective of the U.S. Real Estate Portfolio is above-average current income
Management Inc. (a wholly owned          and long-term capital appreciation by investing primarily in equity securities of U.S. and
subsidiary of Morgan Stanley Dean        non-U.S. companies  engaged in the U.S. real estate industry, including Real Estate
Witter & Co.)                            Investment Trusts (REITs).

Advisor:                                 Emerging Markets Equity Portfolio
Morgan Stanley Dean Witter Investment    The investment objective of the Emerging Markets Equity Portfolio is long-term capital
Management Inc. (a wholly owned          appreciation by investing primarily in equity securities of emerging market country
subsidiary of Morgan Stanley Dean        issuers with a focus on those with strong earnings growth prospects.
Witter & Co.)



The Timothy Plan Small-Cap Variable Series

Advisor:                                 The Timothy Plan Small-Cap Variable Series
Timothy Partners, Ltd.                   The primary investment objective of The Timothy Plan Small-Cap Variable Series is to seek long-term capital growth, with a secondary objective of current income.  The Portfolio shall seek to achieve its objectives while abiding by ethical standards established for investments by the Portfolio.  The securities in which the Portfolio shall be precluded from investing, by virtue of the Portfolio's ethical standards, are referred to as excluded securities.  This Portfolio was formerly called The Timothy Plan Variable Series.


Additions, Deletions, or Substitutions
The Company may add or delete Sub-Accounts at any time, or may substitute one Portfolio for another, at any time. The Company does not guarantee that any of the Sub-Accounts or any of the Portfolios will always be available for allocation of purchase payments or transfers. In the event of any substitution or change, the Company may make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change.

Additions, deletions or substitutions of Sub-Accounts or Portfolios may be due to an investment decision by the Company, or due to an event not within the Company's control, such as liquidation of a Portfolio or an irreconcilable conflict of interest between the Separate Account and another insurance company which offers a Portfolio. The Portfolio prospectuses describe the possibility of material conflict of interest in greater detail.

If the Company eliminates a Sub-Account or substitutes the shares of another investment company for the shares of any Portfolio, the Company will first obtain approval of the New York State Insurance Department and The Securities and Exchange Commission to the extent requred by the Investment Company Act of 1940 ("1940 Act"), or other applicable law. The Company will also notify owners before it eliminates a Sub-Account or substitutes a Portfolio.

New Sub-Accounts may be established when, in the sole discretion of the Company, marketing, tax, investment or other conditions so warrant. Any new Sub-Accounts will be made available to existing owners on a basis to be determined by the Company.

If deemed to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more separate accounts.

Voting Rights
To the extent required by law, all Portfolio shares held in the Separate Account will be voted by the Company at regular and special shareholder meetings of the respective Portfolios in accordance with instructions received from persons having voting interests in the corresponding Sub-Account. During the Accumulation Period, the Company will vote Portfolio shares according to instructions of owners, unless the Company is permitted to vote shares in its own right.

The number of votes that an owner may vote will be calculated separately for each Sub-Account. The number will be determined by applying the owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account.

The owner's percentage interest and the total number of votes will be determined as of the record date established by that Portfolio for voting purposes. Voting instructions will be solicited by written communication in accordance with procedures established by the respective Portfolios.

The Company will vote or abstain from voting shares for which it receives no timely instructions and shares it holds as to which owners have no beneficial interest (including shares held by the Company as reserves for benefit payments*). The Company will vote or abstain from voting such shares in proportion to the voting instructions it receives from owners of all Contracts participating in the Sub-Account.

Each person or entity having a voting interest in a Sub-Account will receive proxy material, reports and other material relating to the appropriate Portfolio. The Portfolios are not required to hold annual or other regular meetings of shareholders.

*Neither the owner nor payee has any interest in the Separate Account during the Benefit Payment Period. Benefit Units are merely a measure of the amount of the payment the Company is obligated to pay on each payment date.

GREAT AMERICAN LIFE INSURANCE COMPANY(R) OF NEW YORK
--------------------------------------------------------------------------------
Great American Life Insurance Company of New York (the "Company") is a stock life insurance company. It was incorporated under the laws of the State of New York in 1963. The Company is principally engaged in the sale of variable and fixed annuity policies, traditional life, supplemental health and long term care insurance. The home office of the Company is located at 90 William Street, New York, New York 10038.

The Company is a wholly owned subsidiary of Great American Life Insurance Company(R) which is a wholly owned subsidiary of American Annuity Group(R), Inc., ("AAG") a publicly traded insurance holding company (NYSE: AAG). AAG is in turn indirectly controlled by American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).

The Company may from time to time publish in advertisements, sales literature and reports to owners the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best Company's opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Ratings of the Company do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------
GALIC(R) of New York Separate Account I was established by the Company as an insurance company separate account under the laws of the State of New York on May 7, 1999, pursuant to resolution of the Company's Board of Directors. The Separate Account is registered with the Securities and Exchange Commission under the 1940 Act as a unit investment trust. However, the Securities and Exchange Commission does not supervise the management or the investment practices or policies of the Separate Account.

The assets of the Separate Account are owned by the Company, but they are held separately from the other assets of the Company. Under New York law, the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether realized or not, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Company's general account assets or any other separate account maintained by the Company. The assets of the Separate Account will be held for the exclusive benefit of owners of, and the persons entitled to payment under, the Contracts offered by this prospectus and all other contracts that invest in the Separate Account.

AAG SECURITIES, INC.
--------------------------------------------------------------------------------

AAG Securities, Inc. ("AAGS"), an affiliate of the Company, is the principal underwriter and distributor of the Contracts. AAGS is a wholly owned subsidiary of AAG. AAGS is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 250 East Fifth Street, Cincinnati, Ohio 45202. The Company pays AAGS for acting as underwriter according to the terms of a distribution agreement.

AAGS sells Contracts through its registered representatives. In addition, AAGS may enter into sales agreements with other broker-dealers to solicit applications for the Contracts through its registered representatives. These broker-dealers are registered with the Securities and Exchange Commission and are members of the NASD. All registered representatives who sell the Contracts are appointed by the Company as insurance agents and are authorized under applicable state insurance regulations to sell variable annuities.

The Company or AAGS may pay commissions to registered representatives of AAGS and other broker-dealers of up to 8.5%% of purchase payments made under the Contracts. These commissions are reduced by one-half for Contracts issued to owners over age 80. When permitted by state law and in exchange for lower initial commissions, AAGS and/or the Company may pay trail commissions to registered representatives of AAGS and to other broker-dealers. Trail commissions are not expected to exceed 1% of the Account Value of a Contract on an annual basis. To the extent permitted under current law, the Company and/or AAGS may pay production, persistency and managerial bonuses as well as other promotional incentives, in cash or other compensation, to registered representatives of AAGS and/or other broker-dealers.

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

Charges and Deductions By the Company
There are two types of charges and deductions by the Company. There are charges assessed to the Contract which are reflected in the Account Value of the Contract, but not in Accumulation Unit Values (or Benefit Unit Values). These charges are the contingent deferred sales charge, the annual contract maintenance fee, premium taxes where applicable and transfer fees. There are also charges assessed against the Separate Account. These charges are reflected in the Accumulation Unit Values (and Benefit Unit Values) of the Sub-Accounts. These charges are the mortality and expense risk charge and the administration charge.

The Company will never charge more to a Contract than the fees and charges described below, even if its actual expenses exceed the total fees and charges collected. If the fees and charges collected by the Company exceed the actual expenses it incurs, the excess will be profit to the Company and will not be returned to owners.

Notwithstanding the above, the Company reserves the right to increase the amount of the transfer fee in the future, and/or to charge fees for the automatic transfer programs described in the Transfers section beginning on page 27 of this prospectus, and/or for the systematic withdrawal program described in the Surrenders section on page 29 of this prospectus, if in the Company's discretion, it determines such charges are necessary to offset the costs of administering transfers or systematic withdrawals.

Contingent Deferred Sales Charge ("CDSC")

Purpose of Charge     Offset expenses incurred by the Company in the sale of
                      the Contracts, including commissions paid and costs of
                      sales literature.
Amount of Charge      Up to 7% of each purchase payment depending on number of
                      years elapsed since receipt of the purchase payment.


===================================== ====== ====== ====== ====== ======= ====== ====== ======
Number of full years elapsed
between date of receipt of purchase     0      1      2      3      4       5      6    7 or
payment and date request for                                                            more
surrender received
===================================== ====== ====== ====== ====== ======= ====== ====== ======
CDSC as a percentage of purchase
payment surrendered                    7%     6%     5%     4%      3%     2%     1%     0%
===================================== ====== ====== ====== ====== ======= ====== ====== ======


When Assessed                  On partial or full surrenders of purchase payments during Accumulation
                               Period.
Assessed Against What          Purchase payments only, not earnings.  See the Surrenders section of this prospectus for information on order of withdrawal of earnings and purchase payments.
Waivers                        o    Free withdrawal privilege.  See the Surrenders section for information.
                               o    In the Company's discretion where the Company incurs reduced sales and servicing expenses
                               o    Upon separation from service if Contract issued with employer plan endorsement or deferred compensation endorsement
                               o    If Contract is issued with a tax sheltered annuity endorsement (and without an employer plan endorsement): (i) upon separation from service if owner has attained age 55 and Contract has been in force for at least seven years; or (ii) after Contract has been in force fifteen years or more.
                               o    If the Social Security Administration determines after the Contract is issued that the owner is "disabled" as that term is defined in the Social
                                    Security Act of 1935, as amended.
                               o    Successor Owner endorsement.  See the Account Value section for information.
                               o    Where required to satisfy state law.


                                       20

Contract Maintenance Fee

Purpose of Charge              Offset expenses incurred in issuing the Contracts and in maintaining the
                               Contracts and the Separate Account.
Amount of Charge               $30.00 per year.
When Assessed                  During the Accumulation Period, the charge is deducted on each anniversary of the effective date of the Contract, and at time of full surrender.  During the
                               Benefit Payment Period a portion of the charge is deducted from each variable dollar benefit payment.
Assessed Against What          Amounts invested in the Sub-Accounts.  During the Accumulation Period, the
                               charge is deducted pro-rata from the Sub-Accounts in which the Contract has an interest on the date of the charge.  During the Benefit Payment Period, a pro-rata portion of the annual charge is deducted from each benefit payment from the variable account.  The charge is not assessed against the fixed account options.
Waivers                        o   During Accumulation Period if the Account Value is at least $40,000 on the date of the charge (individual contracts only).
                               o   During Benefit Payment Period if the amount applied to a variable dollar benefit is at least $40,000 (individual contracts only).
                               o   In the Company's discretion where the Company incurs reduced sales and servicing expenses.
                               o   During Benefit Payment Period where required to satisfy state law.


Transfer Fee

Purpose of Charge              Offset cost incurred in administering the Contracts.
Amount of Charge               $25 for each transfer in excess of 12 in any contract year.  The Company reserves the right to change the amount of this charge at any time.
When Assessed                  During Accumulation Period.
Assessed Against What          Deducted from amount transferred.
Waivers                        Currently, the transfer fee does not apply to transfers associated with the dollar cost averaging, interest sweep and portfolio rebalancing programs.
                               Transfers associated with these programs do not count toward the 12 free transfers permitted in a contract year.  The Company reserves the right to eliminate this waiver at any time.


Administration Charge

Purpose of Charge              Offset expenses incurred in administering the Contracts and the Separate
                               Account.
Amount of Charge               Daily charge equal to .000411% of the daily Net Asset Value for each
                               Sub-Account, which corresponds to an annual effective rate of 0.15%.
When Assessed                  During the Accumulation Period and during the Benefit Payment Period if a variable dollar benefit is elected.
Assessed Against What          Amounts invested in the Sub-Accounts.  Not assessed against the fixed account options.
Waivers                        May be waived or reduced in the Company's discretion where the Company incurs reduced sales and servicing expenses.


                                       21

Mortality and Expense Risk Charge

Purpose of Charge              Compensation for bearing certain mortality and expense risks under the
                               Contract.  Mortality risks arise from the Company's obligation to pay benefit payments during the Benefit Payment Period and to pay the death benefit. The expense risk assumed by the Company is the risk that the Company's actual expenses in administering the Contracts and the Separate Account will exceed the amount recovered through the contract maintenance fees, transfer fees and administration charges.
Amount of Charge               Daily charge equal to .003403% of the daily Net Asset Value for each
                               Sub-Account, which corresponds to an effective annual rate of 1.25%. The
                               Company estimates that the mortality risk component of this charge is 0.75%
                               and the expense risk component is 0.50%.  Contracts with the 1.25% mortality and expense risk charge are referred to as "Standard Contracts."
When Assessed                  During the Accumulation Period, and during the Benefit Payment Period if a variable dollar benefit is elected.
Assessed Against What          Amounts invested in the Sub-Accounts. Not assessed against the fixed account options.
Waivers                        When the Company expects to incur reduced sales and servicing expenses, it may issue a Contract with a reduced mortality and expense risk charge.  These
                               Contracts are referred to as "Enhanced Contracts."  The mortality and expense risk charge under an Enhanced Contract is a daily charge of 0.002590% of the daily Net Asset Value for each Sub-Account, which corresponds to an effective annual rate of 0.95%. The Company estimates that for Enhanced Contracts, the mortality risk component of this charge is 0.75% and the expense risk component is 0.20%.

Premium Taxes
Certain state and local governments impose premium taxes. These taxes currently range up to 5.0% depending upon the jurisdiction. The Company will deduct any applicable premium taxes from the Account Value either upon the death, surrender, annuitization, or at the time purchase payments are made, but no earlier than when the Company incurs a tax liability under state law.

Discretionary Waivers of Charges
The Company will look at the following factors to determine if it will waive a charge, in part or in full, due to reduced sales and servicing expenses: (1) the size and type of the group to which sales are to be made; (2) the total amount of purchase payments to be received; and (3) any prior or existing relationship with the Company. The Company would expect to incur reduced sales and servicing expenses in connection with Contracts offered to employees of the Company, its subsidiaries and/or affiliates. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales and servicing expenses. In no event will the Company waive a charge where such waiver would be unfairly discriminatory to any person.

Expenses of the Portfolios
In addition to charges and deductions by the Company, there are Portfolio management fees and administration expenses which are described in the prospectus and statement of additional information for each Portfolio. The actual Portfolio fees and expenses for the prior calendar year are included in the Fee Table on page 6 of this prospectus. Portfolio expenses, like Separate Account expenses, are reflected in Accumulation Unit Values (or Benefit Unit Values).

THE CONTRACTS
--------------------------------------------------------------------------------
Each Contract is an agreement between the Company and the owner. Values, benefits and charges are calculated separately for each Contract. In the case of a group Contract, the agreement is between the group owner and the Company. An individual participant under a group Contract will receive a certificate of participation, which is evidence of the participant's interest in the group Contract. A certificate of participation is not a contract. Values, benefits and charges are calculated separately for each certificate issued under a Contract. The description of Contract provisions in this prospectus applies to the interests of certificate owners, except where otherwise noted.

Right to Cancel

The owner of an individual Contract may cancel it before midnight of the twentieth day following the date the owner receives the Contract. If purchased to replace an existing Contract, the Owner may cancel it on or before midnight of the sixtieth day after the Owner receives it. For a valid cancellation, the Contract must be returned to the Company, and written notice of cancellation must be given in person, or to the agent who sold the Contract or by mail by that deadline. If mailed, the return of the Contract or the notice is effective on the date it is postmarked, with the proper address and with postage paid. If the owner cancels the Contract within the applicable time period, the Contract will be void and the Company will refund either the purchase payment(s) in full, or for a replacement contract, plus or minus any investment gains or losses under the Contract as of the Valuation Period during which the returned contract is received by the company. The right to cancel applies to participants in group Contracts.

Persons With Rights Under a Contract
Owner: The owner is the person with authority to exercise rights and receive benefits under the Contract (e.g., make allocations among investment options, elect settlement option, designate annuitant, beneficiary and payee). An owner must ordinarily be a natural person, or a trust or other legal entity holding a contract for the benefit of a natural person. In the case of a group Contract, the participant will have the rights of an owner unless restricted by the terms of an employer plan. Ownership of a non-tax-qualified Contract may be transferred, but transfer may have adverse tax consequences. Ownership of a tax-qualified Contract may not be transferred.

Joint Owners: There may be joint owners of a non-tax-qualified Contract. Joint owners may each exercise transfer rights and make purchase payment allocations independently. All other rights must be exercised by joint action. A surviving joint owner who is not the spouse of a deceased owner may not become a successor owner, but will be deemed to be the beneficiary of the death benefit which becomes payable on the death of the first owner to die, regardless of any beneficiary designation.

Successor Owner: The surviving spouse of a deceased owner may become a successor owner if the surviving spouse was either the joint owner or sole surviving beneficiary under the Contract. In order for a spouse to become a successor owner, the owner must make an election prior to the owner's death, or the surviving spouse must make an election within one year of the owner's death.

Annuitant: The annuitant is the person whose life is the measuring life for life contingent annuity benefit payments. The annuitant is the same person as the owner under a tax-qualified contract. The owner may designate an annuitant under a non-tax-qualified Contract.

Beneficiary: The person entitled to receive the death benefit. The owner may designate the beneficiary, except that a surviving joint owner will be deemed to be the beneficiary regardless of any designation. If no beneficiary is designated, and there is no surviving joint owner, the owner's estate will be the beneficiary. The beneficiary will be the measuring life for life contingent death benefit payments.

Payee: Under a tax-qualified Contract, the owner-annuitant is the payee of annuity benefits. Under a non-tax-qualified Contract, the owner may designate the payee of annuity benefits. Irrevocable naming of a payee other than the owner can have adverse tax consequences. During the Benefit Payment Period, the beneficiary is the payee.

Assignee: Under a tax-qualified Contract, assignment is not permitted. The owner of a non-tax-qualified Contract may assign most of his/her rights or benefits under a Contract. Assignment of rights or benefits may have adverse tax consequences.

ACCUMULATION PERIOD
--------------------------------------------------------------------------------
Each Contract allows for an Accumulation Period during which purchase payments are invested according to the owner's instructions. During the Accumulation Period, the owner can control the allocation of investments through telephone transfers or through the following investment programs offered by the Company: dollar cost averaging, portfolio rebalancing and interest sweep. These programs and telephone transfer procedures are described in the Transfers section beginning on page 27 of this prospectus. The owner can access the Account Value during the Accumulation Period through surrenders, systematic withdrawal, or contract loans if available. These withdrawal features are described more fully in the Surrenders and Contract Loans sections on pages 29 and 30 of this prospectus.

Account Statements
During the Accumulation Period, the Company will provide a report of the investments held in the Separate Account, the number of Accumulation Units under the Contract and the Contract's Account Value, and any other information required by law, at least once each contract year. The Company will confirm receipt of any purchase payments made after the initial purchase payment in quarterly statements of account activity.

Account Value
The value of a Contract during the Accumulation Period is referred to as the "Account Value." The Account Value at any given time is the sum of: (1) amounts invested in the fixed investment options plus the fixed rate(s) of interest earned on those amounts as of that time; and (2) the value of the owner's interest in the Sub-Accounts as of that time. The value of the owner's interest in the Sub-Accounts at any time is equal to the sum of the number of Accumulation Units for each Sub-Account attributable to that Contract multiplied by the Accumulation Unit Value for the applicable Sub-Account at the end of the preceding Valuation Period. The Account Value at any time is net of any charges, deductions, surrenders, and/or outstanding loans incurred prior to or as of the end of that Valuation Period.

Accumulation Units
Amounts allocated or transferred to a Sub-Account are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to the Sub-Account by the Accumulation Unit Value for that Sub-Account as of the end of the Valuation Period in which the amount allocated is received by the Company, or as of the end of the Valuation Period in which the transfer is made.

Accumulation Units will be canceled as of the end of the Valuation Period during which one of the following events giving rise to cancellation occurs:

o        transfer from a Sub-Account
o        full or partial surrender from the Sub-Accounts
o        payment of a death benefit
o        application of the amounts in the Sub-Accounts to a settlement option
o        deduction of the contract maintenance fee
o        deduction of any transfer fee

Successor Owner Endorsement
If the Contract is modified by the Successor Owner endorsement, and the surviving spouse of a deceased owner becomes a successor owner of the Contract, the Account Value will be stepped-up to equal the death benefit which otherwise would have been payable, as of what would have been the Death Benefit Valuation Date. In addition, contingent deferred sales charges will be waived on the entire stepped-up Account Value as of that date, but will apply to any purchase payments applied to the Contract after that date.

For purposes of determining what would have been the Death Benefit Valuation Date, the election to become successor owner will be deemed to be instructions as to the form of death benefit. The election to become successor owner must be made within one year of the date of the owner's death.

Purchase Payments
Purchase payments may be made at any time during the Accumulation Period. The current restrictions on purchase payment amounts are as follows:

                                                         Tax-Qualified              Non-Tax-Qualified
-------------------------------------------------------- -------------------------- ---------------------------
-------------------------------------------------------- -------------------------- ---------------------------
Minimum single purchase payment                          $2,000                     $5,000
-------------------------------------------------------- -------------------------- ---------------------------
-------------------------------------------------------- -------------------------- ---------------------------
Minimum monthly under periodic payment program           $50                        $100
-------------------------------------------------------- -------------------------- ---------------------------
-------------------------------------------------------- -------------------------- ---------------------------
Minimum additional payments                              $50                        $50
-------------------------------------------------------- -------------------------- ---------------------------
-------------------------------------------------------- -------------------------- ---------------------------
Maximum single purchase payment                          $500,000 without           $500,000 without  Company
                                                         Company approval           approval

The Company reserves the right to increase or decrease the minimum allowable single purchase payment or minimum purchase payment under a periodic payment program, or the minimum allowable additional purchase payment, at its discretion and at any time, where permitted by law.

Each purchase payment will be applied by the Company to the credit of the owner's account. If the application form is in good order, the Company will apply the initial purchase payment to an account for the owner within two business days of receipt of the purchase payment. If the application form is not in good order, the Company will attempt to get the application form in good order within five business days. If the application form is not in good order at the end of this period, the Company will inform the applicant of the reason for the delay and that the purchase payment will be returned immediately unless he or she specifically consents to the Company keeping the purchase payment until the application form is in good order. Once the application form is in good order, the purchase payment will be applied to the owner's account within two business days.

Each additional purchase payment is credited to a Contract as of the Valuation Date on which the Company receives the purchase payment. If the purchase payment is allocated to a Sub-Account, it will be applied at the Accumulation Unit Value calculated at the end of the Valuation Period in which that Valuation Date occurs.

Investment Options--Allocations
Purchase payments can be allocated in whole percentages to any of the available Sub-Accounts or fixed account options. See The Portfolios section beginning on page 13 of this prospectus for a listing and description of the currently available Sub-Accounts. The currently available fixed account options are as follows:

               Fixed Accumulation Account Option
               One Year Guaranteed Interest Rate Option
               Three Year Guaranteed Interest Rate Option
               Five Year Guaranteed Interest Rate Option
               Seven Year Guaranteed Interest Rate Option

The current restrictions on allocations are as follows:

                                                         Tax-Qualified and Non-Tax-Qualified
-------------------------------------------------------- ------------------------------------------------------
-------------------------------------------------------- ------------------------------------------------------
Minimum allocation to any Sub-Account                    $10
-------------------------------------------------------- ------------------------------------------------------
-------------------------------------------------------- ------------------------------------------------------
Minimum allocation to fixed accumulation account         $10
-------------------------------------------------------- ------------------------------------------------------
-------------------------------------------------------- ------------------------------------------------------
Minimum allocation to fixed account guarantee option     $2,000
                                                         No amounts may be allocated to a guarantee period
                                                         option which would extend beyond the owner's 85th
                                                         birthday or 5 years after the effective date of the
                                                         Contract, if later.
-------------------------------------------------------- ------------------------------------------------------
-------------------------------------------------------- ------------------------------------------------------
Allocation during right to cancel period                 No current restrictions, but the Company  reserves
                                                         the right to require that purchase payment(s) be
                                                         allocated to the money market Sub-Account or to the
                                                         fixed accumulation account option during the right
                                                         to cancel period.

Interests in the fixed account options are not securities and are not registered with the Securities and Exchange Commission. Amounts allocated to the fixed account options will receive a stated rate of interest of at least 3% per year. Amounts allocated to the fixed account options and interest credited to the fixed account options are guaranteed by the Company. Interests in the Sub-Accounts are securities registered with the Securities and Exchange Commission. The owner bears the risk of investment gain or loss on amounts allocated to the Sub-Accounts.

Principal Guarantee Program
An owner may elect to have the Company allocate a portion of a purchase payment to the seven-year guaranteed interest rate option such that, at the end of the seven-year guarantee period, that account will grow to an amount equal to the total purchase payment (so long as there are no surrenders or loans from the Contract). The Company determines the portion of the purchase payment that must be allocated to the seven-year guarantee option such that, based on the interest rate then in effect, that account will grow to equal the full amount of the purchase payment after seven years. The remainder of the purchase payment will be allocated according to the owner's instructions. The minimum purchase payment eligible for the principal guarantee program is $5,000.

Renewal of Fixed Account Guarantee Options
At the end of a guarantee period, and for 30 days preceding the end of such guarantee period, the owner may elect to allocate the amount maturing to any of the available investment options under the Contract. If the owner does not make a reallocation election, the amount maturing will be allocated to the guarantee period option with the same number of years as the period expiring, or the next shortest period as may be required to comply with the restriction on allocation to guarantee period options as described in the Investment Options-Allocations section on page 26 of this prospectus. If a guarantee period is unavailable due to this restriction, the amount maturing will be allocated to the fixed accumulation account option.

Transfers
During  the  Accumulation   Period,   an  owner  may  transfer  amounts  between
Sub-Accounts, among fixed account options, and/or between Sub-Accounts and fixed account options.

The current restrictions on transfers are as follows:

                                                         Tax-Qualified and Non-Tax-Qualified
-------------------------------------------------------- ------------------------------------------------------
-------------------------------------------------------- ------------------------------------------------------
Minimum transfer from any Sub-Account                    $500 or balance of Sub-Account, if less
-------------------------------------------------------- ------------------------------------------------------
-------------------------------------------------------- ------------------------------------------------------
Minimum transfer from fixed account option               $500 or balance of fixed account option, if less
-------------------------------------------------------- ------------------------------------------------------
-------------------------------------------------------- ------------------------------------------------------
Minimum transfer to fixed account guarantee option       $2,000
                                                         No amounts may be transferred to a guarantee period
                                                         option which would extend beyond the owner's 85th
                                                         birthday or 5 years after the effective date of the
                                                         Contract, if later.
-------------------------------------------------------- ------------------------------------------------------
-------------------------------------------------------- ------------------------------------------------------
Maximum  transfer from fixed account  option other than  During any contract year, 20% of the fixed account
fixed account guarantee option which is maturing         option's value as of the most recent contract
                                                         anniversary.
-------------------------------------------------------- ------------------------------------------------------
-------------------------------------------------------- ------------------------------------------------------
Transfers from fixed account options                     o   May not be made prior to first contract
                                                             anniversary.
                                                         o   Amounts transferred from fixed account
                                                             options to Sub-Accounts may not be transferred
                                                             back to fixed account options for a period of 90
                                                             days from the date of the original transfer.


A transfer is effective on the Valuation Date during which the Company receives the request for transfer, and will be processed at the Accumulation Unit Value for the end of the Valuation Period in which that Valuation Date occurs.

Automatic Transfer Programs
During the Accumulation Period, the Company offers the automatic transfer services described below. To enroll in one of these programs, you will need to complete the appropriate authorization form, which you can obtain from the Company by calling 1-800-789-6771.

Currently, the transfer fee does not apply to dollar cost averaging, portfolio rebalancing, or interest sweep transfers, and transfers under these programs will not count toward the twelve transfers permitted under the Contract without a transfer fee charge. However, the Company reserves the right to impose a fee in such amount as the Company may then determine to be reasonable for participation in automatic transfer programs.

Service                       Description                 Minimum Account            Limitations/Notes
                                                          Requirements
----------------------------- --------------------------- -------------------------- ---------------------------
----------------------------- --------------------------- -------------------------- ---------------------------

Dollar Cost Averaging         Automatic transfers from    Source of funds must be    Dollar cost averaging
There are risks involved in   the money market            at least $10,000.          transfers may not be made
switching between             Sub-Account to any other                               to any of the fixed
investments available under   Sub-Account(s), or from     Minimum transfer per       account options.  The
the Contract.  Dollar cost    the fixed accumulation      month is $500.  When       dollar cost averaging
averaging requires regular    account option to any       balance of source of       transfers will take place
investment changes            Sub-Account(s), on a        funds falls below $500,    on the last Valuation
regardless of fluctuating     monthly or quarterly        entire balance will be     Date of each calendar
price levels and does not     basis.                      allocated according to     month or quarter as
guarantee profits or                                      dollar cost averaging      requested by the owner.
prevent losses in a                                       instructions.
declining market.  You
should consider your
financial ability to
continue dollar cost
averaging transfers through
periods of changing price
levels.
----------------------------- --------------------------- -------------------------- ---------------------------
----------------------------- --------------------------- -------------------------- ---------------------------

Portfolio Rebalancing         Automatically transfer      Minimum Account Value of   Transfers will take place
                              amounts between the         $10,000.                   on the last Valuation
                              Sub-Accounts and the                                   Date of each calendar
                              fixed accumulation                                     quarter.  Portfolio
                              account option to                                      rebalancing will not be
                              maintain the percentage                                available if the dollar
                              allocations selected by                                cost averaging program or
                              the owner.                                             an interest sweep from
                                                                                     the fixed accumulation
                                                                                     account option is being
                                                                                     utilized.
----------------------------- --------------------------- -------------------------- ---------------------------
----------------------------- --------------------------- -------------------------- ---------------------------

Interest Sweep                Automatic transfers of      Balance of each  fixed     Interest sweep transfers
                              the income from any fixed   account option selected    will take place on the
                              account option(s) to any    must be at least           last Valuation Date of
                              Sub-Account(s).             $5,000.     Maximum        each calendar quarter.
                                                          transfer   from   each
                                                          fixed  account  option
                                                          selected   is  20%  of
                                                          such   fixed   account
                                                          option's   value   per
                                                          year.          Amounts
                                                          transferred  under the
                                                          interest sweep program
                                                          will  reduce  the  20%
                                                          maximum     transfer
                                                          amount      otherwise
                                                          allowed.

Telephone Transfers
An owner may place a request for all or part of the Account Value to be transferred by telephone. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted on each Valuation Date between 9:30 a.m. and 4:00 p.m. Eastern Time at (800) 789-6771. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day.

The Company will not be liable for complying with telephone instructions which the Company reasonably believes to be genuine, or for any loss, damage, cost or expense in acting on such telephone instructions. The owner or person with the right to control payments will bear the risk of such loss. The Company will employ reasonable procedures to determine that telephone instructions are genuine. If the Company does not employ such procedures, the Company may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, tape recording telephone instructions.

Termination of Transfer Programs
The owner may terminate any of the automatic transfer programs at any time, but must give the Company at least 30 days notice to change any automatic transfer instructions that are already in place. Termination and change instructions will be accepted by telephone at (800) 789-6771. The Company may impose an annual fee or increase the current annual fee, as applicable, for any of the foregoing services in such amount(s) as the Company may then determine to be reasonable for participation in the service, as permitted by applicable law.

Surrenders
An owner may surrender a Contract either in full or in part during the Accumulation Period. A contingent deferred sales charge ("CDSC") may apply on surrender. The restrictions and charges on surrenders are as follows:

                                                          Tax-Qualified               Non-Tax-Qualified
--------------------------------------------------------- --------------------------- --------------------------
--------------------------------------------------------- ------------------------------------------------------
Minimum amount of partial surrender                                               $500
--------------------------------------------------------- ------------------------------------------------------
--------------------------------------------------------- ------------------------------------------------------
Minimum remaining Account Value after partial surrender                           $500
--------------------------------------------------------- ------------------------------------------------------
--------------------------------------------------------- --------------------------- --------------------------
Amount available for surrender (valued as of end of       Account Value less          Account Value less
Valuation Period in which request for surrender is        applicable CDSC, subject    applicable CDSC, subject
received by the Company)                                  to tax law or employer      to employer plan
                                                          plan restrictions on        restrictions on
                                                          withdrawals                 withdrawals
--------------------------------------------------------- --------------------------- --------------------------
--------------------------------------------------------- ------------------------------------------------------
Tax penalty for early withdrawal                          Up to 10% of Account Value before age 59 1/2
--------------------------------------------------------- ------------------------------------------------------
--------------------------------------------------------- ------------------------------------------------------
Contract maintenance fee on full surrender                $30 (no CDSC applies)
--------------------------------------------------------- ------------------------------------------------------
--------------------------------------------------------- ------------------------------------------------------
Contingent deferred sales charge ("CDSC")                 Up to 7% of purchase payments
--------------------------------------------------------- ------------------------------------------------------
--------------------------------------------------------- ------------------------------------------------------
--------------------------------------------------------- ------------------------------------------------------
Order of withdrawal for purposes of CDSC (order may be    First from accumulated earnings (no CDSC applies)
different for tax purposes)                               and then from purchase payments on "first-in,
                                                          first-out" basis (CDSC may apply)

A full surrender will terminate the Contract. Partial surrenders are withdrawn proportionally from all Sub-Accounts and fixed account options in which the Contract is invested on the date the Company receives the surrender request, unless the owner requests that the surrender be withdrawn from a specific investment option. A surrender is effective on the Valuation Date during which the Company receives the request for surrender, and will be processed at the Accumulation Unit Value for the end of the Valuation Period in which that Valuation Date occurs. Payment of a surrendered amount may be delayed if the amount surrendered was paid to the Company by a check that has not yet cleared. Surrenders from a fixed account option may be delayed for up to six months after receipt of a surrender request as allowed by state law. Surrenders from the Sub-Accounts may be delayed during any period the New York Stock Exchange is closed or trading is restricted, or when the Securities and Exchange Commission either: 1) determines that there is an emergency which prevents valuation or disposal of securities held in the Separate Account; or 2) permits a delay in payment for the protection of security holders.

Free Withdrawal Privilege
The Company will waive the CDSC on full or partial surrenders during the first contract year, on an amount equal to not more than 10% of all purchase payments received. During the second and succeeding contract years, the Company will waive the CDSC on an amount equal to not more than the greater of: (a) accumulated earnings (Account Value in excess of purchase payments); or (b) 10% of the Account Value as of the last contract anniversary.

If the free withdrawal privilege is not exercised during a contract year, it does not carry over to the next contract year. The free withdrawal privilege may not be available under some group Contracts.

Systematic Withdrawal
During the Accumulation Period, an owner may elect to automatically withdraw money from the Contract. The Account Value must be at least $10,000 in order to make a systematic withdrawal election. The minimum monthly amount that can be withdrawn is $100. Systematic withdrawals will be subject to the contingent deferred sales charge to the extent the amount withdrawn exceeds the free withdrawal privilege. The owner may begin or discontinue systematic withdrawals at any time by request to the Company, but at least 30 days notice must be given to change any systematic withdrawal instructions that are currently in place. The Company reserves the right to discontinue offering systematic withdrawals at any time. Currently, the Company does not charge a fee for systematic withdrawal services. However, the Company reserves the right to impose an annual fee in such amount as the Company may then determine to be reasonable for participation in the systematic withdrawal program.

Before electing a systematic withdrawal program, you should consult with a financial advisor. Systematic withdrawal is similar to annuitization, but will result in different taxation of payments and potentially different amount of total payments over the life of the Contract than if annuitization were elected.

Contract Loans
The Company may make loans to owners of tax-qualified Contracts. Any such loans will be secured with an interest in the Contract, and the collateral for the loan will be moved to the fixed accumulation account option and earn a fixed rate of interest applicable to loan collateral. Loan amounts and repayment requirements are subject to provisions of the Internal Revenue Code, and default on a loan will result in a taxable event. You should consult a tax adviser prior to exercising loan privileges. Loan provisions are described in the loan endorsement to the Contract.

A loan, whether or not repaid, will have a permanent effect on the Account Value of a Contract because the collateral cannot be allocated to the Sub-Accounts or fixed account guarantee periods. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on collateral while the loan is outstanding, the Account Value will not increase as rapidly as it would if no loan were outstanding. If investment results are below that rate, the Account Value will be higher than it would have been if no loan had been outstanding.

Termination
The Company reserves the right to terminate any Contract or any participant's interest in a group Contract at any time during the Accumulation Period if 1) no Purchase Payments have been paid for three (3) consecutive years and 2) the Account Value is less than $2,000. In that case, the Contract will be involuntarily surrendered and the Company will pay the owner the amount which would be due the owner on a full surrender.

BENEFIT PAYMENT PERIOD
--------------------------------------------------------------------------------
Annuity Benefit
An owner may designate the date that annuity payments will begin, and may change the date up to 30 days before annuity payments are scheduled to begin. Unless the Company agrees otherwise, the first day of a Benefit Payment Period in which annuity payments are paid cannot be later than the contract anniversary following the 85th birthday of the eldest owner, or five years after the effective date of the Contract, whichever is later, but in no event will it be later than the owner's 90th birthday.

The amount applied to a settlement option will be the Account Value as of the end of the Valuation Period immediately preceding the first day of the Benefit Payment Period. The owner may select any form of settlement option which is currently available. The standard forms of settlement options are described in the Settlement Options section beginning on page 31 of this prospectus.

If the owner has not previously made an election as to the form of settlement option, the Company will contact the owner to ascertain the form of settlement option to be paid. If the owner does not select a settlement option, such as a specific fixed dollar benefit payment, a variable dollar benefit payment, or a combination of a variable and fixed dollar benefit payment, the Company will apply the Account Value to a fixed dollar benefit for the life of the annuitant with 120 monthly payments assured, as described in the Settlement Options section beginning on page 31 of this prospectus.

Death Benefit
A death benefit will be paid under a Contract if the owner dies during the Accumulation Period. If a surviving spouse becomes a successor owner of the Contract, the death benefit will be paid on the death of the successor owner if he or she dies during the Accumulation Period.

The death benefit will be an amount equal to the largest of the following three amounts:

o   The Account Value on the Death Benefit Valuation Date
o The total purchase payment(s), with interest at three percent (3%) per year through the Death Benefit Valuation Date or the owner's 80th birthday if earlier, compounded annually, less any partial surrenders and any contingent deferred sales charges that applied to those amounts
o The largest Account Value on any contract anniversary after the fourth contract anniversary and prior to the Death Benefit Valuation Date or the owner's 80th birthday if earlier, less any partial surrenders and any contingent deferred sales charges that applied to those amounts

Any applicable premium taxes or other taxes not previously deducted, and any outstanding loans, will be deducted from the death benefit amount described above.

An owner may elect the form of payment of the death benefit at any time before his or her death. The form of payment may be a lump sum, or any available form of settlement option. The standard forms of settlement options are described in the Settlement Options section beginning on page 31 of this prospectus. If the owner does not make an election as to the form of death benefit, the beneficiary may make an election within one year after the owner's death. If no election as to form of settlement option is made, the Company will apply the death benefit to a fixed dollar benefit for a period certain of 48 months. The first day of the Benefit Payment Period in which a death benefit is paid may not be more than one year after the owner's death; the day a death benefit is paid in a lump sum may not be more than five years after the owner's date of death.

Settlement Options
When a Contract is annuitized, or when a death benefit is applied to a settlement option, the Account Value or the death benefit, as the case may be, is surrendered to the Company in exchange for a promise to pay a stream of benefit payments for the duration of the settlement option selected. Benefit payments may be calculated and paid: (1) as a variable dollar benefit; (2) as a fixed dollar benefit; or (3) as a combination of both. The stream of payments, whether variable dollar or fixed dollar, is an obligation of the Company's general account. However, only the amount of fixed dollar benefit payments is guaranteed by the Company. The owner (or payee) bears the risk that any variable dollar benefit payment may be less than the initial variable dollar benefit payment, or that it may decline to zero, if Benefit Unit Values for that payment decrease sufficiently. Transfers between a variable dollar benefit and a fixed dollar benefit are not permitted, but transfers of Benefit Units among Sub-Accounts are permitted once each 12 months after a variable dollar benefit has been paid for at least 12 months. The formulas for transferring Benefit Units among Sub-Accounts during the Benefit Payment Period are set forth in the statement of additional information.

Form of Settlement Option
The Company will make periodic payments in any form of settlement option that is acceptable to it at the time of an election. The standard forms of settlement options are described below. Payments under any settlement option may be in monthly, quarterly, semi-annual or annual payment intervals. If the amount of any regular payment under the form of settlement option elected would be less than $50, an alternative form of settlement option will have to be elected. The Company, in its discretion, may require benefit payments to be made by direct deposit or wire transfer to the account of a designated payee.

The Company may modify minimum amounts, payment intervals and other terms and conditions at any time without prior notice to owners. If the Company changes the minimum amounts, the Company may change any current or future payment amounts and/or payment intervals to conform with the change. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied. Once payment begins under a settlement option, the settlement option may not be changed or commuted.

The dollar amount of benefit payments will vary with the frequency of the payment interval and the duration of the payments. Generally, each payment in a stream of payments will be lesser in amount as the frequency of payments increases, or as the length of the payment period increases, because more payments will be paid. For life contingent settlement options, each payment in the stream of payments will generally be lesser in amount as the life expectancy of the annuitant or beneficiary increases because more payments are expected to be paid.

Income for a Fixed Period: The Company will make periodic payments at the end of each payment interval for a fixed period of 5 to 30 years. (Periods of 1-4 years are available for death benefit settlement options only.)

Life Annuity with Payments for at Least a Fixed Period: The Company will make periodic payments at the beginning of each payment interval for a fixed period, or until the death of the person on whose life benefit payments are based if he or she lives longer than the fixed period.


Joint and One-Half Survivor Annuity: The Company will make periodic payments at the beginning of each payment interval until the death of the primary person on whose life benefit payments are based; thereafter, the Company will make one-half of the periodic payment until the death of the secondary person on whose life benefit payments are based.

Life Annuity: The Company will make periodic payments at the beginning of each payment interval until the death of the person on whose life benefit payments are based.

Calculation of Fixed Dollar Benefit Payments
Fixed dollar benefit  payments are determined by multiplying  the amount applied to the fixed dollar benefit (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium taxes) by the amount of the payment per $1,000 of value which the Company is currently paying for settlement options of that type. Fixed dollar benefit payments will remain level for the duration of the Benefit Payment Period. The fixed dollar benefit available under a Contract will not be less than the benefit that would be provided by the application of the Account Value to purchase any single consideration immediate annuity contract offered by us at the time to the same class of annuitants.

The Company guarantees minimum fixed dollar benefit payment factors based on 1983 annuity mortality tables for individuals or groups, as applicable, with interest at 3% per year, compounded annually, and using tables for blended lives (60% female/40%) male. The minimum monthly payments per $1,000 of value for the Company's standard settlement options are set forth in tables in the Contracts. Upon request, the Company will provide minimum monthly payments for ages or fixed periods not shown in the settlement option tables.

Calculation of Variable Dollar Benefit Payments
The first variable dollar benefit payment is the amount it would be if it were a fixed dollar benefit payment calculated at the Company's minimum guaranteed settlement option factors, reduced by a pro rata portion of the contract maintenance fee, equal to the amount of the fee divided by the number of payments to be made over a 12-month period.

The amount of each subsequent variable dollar benefit payment will reflect the investment performance of the Sub-Account(s) selected and may vary from payment to payment. For example, because the first benefit payment includes a 3% rate of interest, subsequent benefit payments will be less than the first payment if the net investment performance of the applicable Sub-Accounts is less than 3%.

The amount of each subsequent payment is the sum of the payment due for each Sub-Account selected, less a pro rata portion of the contract maintenance fee, as described above. The payment due for a Sub-Account equals the shares for that Sub-Account, which are the Benefit Units, times their value, which is the Benefit Unit Value for that Sub-Account as of the end of the fifth Valuation Period preceding the due date of the payment.

The number of Benefit Units for each Sub-Account selected is determined by allocating the amount of the first variable dollar benefit payment (before deduction of the pro rata portion of the contract maintenance fee) among the Sub-Account(s) selected in the percentages indicated by the owner (or payee). The dollar amount allocated to a Sub-Account is divided by the Benefit Unit Value for that Sub-Account as of the first day of the Benefit Payment Period. The result is the number of Benefit Units that the Company will pay for that Sub-Account at each payment interval. The number of Benefit Units for each Sub-Account remains fixed during the Benefit Payment Period, except as a result of any transfers among Sub-Accounts. An explanation of how Benefit Unit Values are calculated is included in the Glossary of Financial Terms on page 37 of this prospectus.

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------
This section provides a general description of federal income tax considerations relating to the Contracts. The purchase of a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus or in the statement of additional information. State taxation is not discussed in this prospectus or in the statement of additional information.

The tax information provided in the prospectus and statement of additional information should not be used as tax advice. Federal income tax laws are subject to interpretation by the IRS and may be changed by future legislation. You should consult a competent tax advisor to discuss how current tax laws affect your particular situation.

Tax Deferral On Annuities
Internal  Revenue  Code  ("IRC")  Section 72 governs  taxation of  annuities  in general. The income earned during the Accumulation Period of a Contract is generally not includable in income until it is withdrawn. In other words, a Contract is a tax-deferred investment. The Contracts must meet certain requirements in order to qualify for tax-deferred treatment under IRC Section
72. These requirements are discussed in the statement of additional information. In addition, tax deferral is not available for a Contract when the owner is not a natural person unless the Contract is part of a tax-qualified plan or the owner is a mere agent for a natural person. For a nonqualified deferred compensation plan, this rule means that the employer as owner of the Contract will generally be taxed currently on any increase in the Account Value, although the plan itself may provide a tax deferral to the participating employee. For a group nonqualified Contract where the owner has no rights over the separate interests, this rule is applied to each participant who is not a natural person.

Tax-Qualified Plans
Annuities may also qualify for tax-deferred treatment under other IRC provisions governing tax-qualified retirement plans. These provisions include IRC Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), 408 and 408A (individual retirement annuities), and 457(g) (governmental deferred compensation). Contributions to a tax-qualified Contract are typically made with pre-tax dollars, while contributions to a non-tax-qualified Contract are typically made from after-tax dollars, though there are exceptions in either case. Tax-qualified Contracts may also be subject to restrictions on withdrawals which do not apply to non-tax-qualified Contracts. These restrictions may be imposed by the IRC or by an employer plan. Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are available.

Individual Retirement Annuities
IRC Sections 219 and 408 permit individuals or their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". Under applicable limitations, certain amounts may be contributed to an IRA that are deductible from an individual's gross income. Employers also may establish a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) to provide IRA contributions on behalf of their employees.

Roth IRAs
IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions are not deductible. Tax-free distributions may be made after five years once the owner attains age 59 1/2, becomes disabled, or dies, or for qualified first-time homebuyer expenses.

Tax-Sheltered Annuities
IRC 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, religious, educational and scientific organizations described in IRC Section 501(c)(3). These qualifying employers may make contributions to the Contracts for the benefit of their employees. Subject to certain limits, such contributions are not includable in the gross income of the employee until the employee receives distributions under the Contract. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, separates from service, becomes disabled, incurs a hardship, or dies.

Pension and Profit Sharing Plans
IRC Section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of annuity contracts to accumulate retirement savings under the plans. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the proposed plan documents and the Contract for their specific needs.

Governmental Deferred Compensation Plans
State and local government employers may purchase annuity contracts to fund deferred compensation plans for the benefit of their employees under IRC Section 457(g).

Nonqualified Deferred Compensation Plans
Governmental and other tax-exempt employers may invest in annuity contracts in connection with nonqualified deferred compensation plans established for the benefit of their employees under IRC Section 457 (other than 457(g)). Other employers may invest in annuity contracts in connection with nonqualified deferred compensation plans established for the benefit of their employees. In most cases, these plans are designed so that contributions made for the benefit of the employees generally will not be includable in the employees' gross income until distributed from the plan. In these situations, the Contract is usually owned by the employer and is subject to the claims of its general creditors.

Summary of Income Tax Rules
The  following   chart   summarizes   the  basic  income  tax  rules   governing
tax-qualified and non-tax-qualified Contracts:

--------------------------- ------------------------------------------- ------------------------------------------
                            Tax-Qualified Plans                         Basic Non-Tax-Qualified Contracts
                            Nonqualified Deferred Compensation Plans
--------------------------- ------------------------------------------- ------------------------------------------
--------------------------- ------------------------------------------- ------------------------------------------
Plan Types                  o   IRCss.401 (Pension and Profit           o  IRCss.72 only
                               Sharing)
                            o  IRC ss.403 (Tax-Sheltered Annuities)
                            o  IRC ss.408 (IRA, SIMPLE IRA)
                            o  IRC ss.408A (Roth IRA)
                            o  IRC ss.457
                            o  Nonqualified Deferred Compensation
--------------------------- ------------------------------------------- ------------------------------------------
--------------------------- ------------------------------------------- ------------------------------------------
Who May Purchase Contract   Natural person, employer, or employer       Anyone.  Non-natural person may purchase
                            plan.  Nonqualified deferred compensation   but will generally lose tax-deferred
                            plans will generally lose tax-deferred      status.
                            status.
--------------------------- ------------------------------------------- ------------------------------------------
--------------------------- ------------------------------------------- ------------------------------------------
Taxation of Surrenders      If there is an after-tax "investment in     Account Value in excess of investment in
                            the contract," a pro-rata portion of        the contract is taxable.  Generally, the
                            amount surrendered is taxable based on      "investment in the contract" will equal
                            ratio of "investment in the contract" to    the sum of all purchase payments.
                            Account Value.  Usually, 100% of            Surrenders are deemed to come from
                            distributions from a qualified plan will    earnings first, and purchase payments
                            be taxed because there was no after-tax     last.
                            contribution and therefore no "investment
                            in the contract."  Qualified                For a Contract purchased as part of an
                            distributions fromss.408A Roth IRA may be    IRC Section 1035 exchange which includes
                            completely tax-free.                        contributions made before August 14,
                                                                        1982 ("pre-TEFRA contributions") partial
                            Surrenders prior to age 59 1/2 may be         withdrawals are not taxable until the
                            subject to 10% or greater tax penalty       pre-TEFRA contributions have been
                            depending on the type of qualified plan.    returned.

                            Surrenders from tax-qualified Contracts     The taxable portion of any surrenders
                            may be restricted by the Internal Revenue   prior to age 59 1/2 may be subject to a
                            Code or by the terms of a retirement plan.  10% tax penalty.
--------------------------- ------------------------------------------- ------------------------------------------
--------------------------- --------------------------------------------------------------------------------------
Taxation of Benefit         May vary depending on type of settlement option selected, but generally, for fixed
Payments (annuity benefit   dollar benefit payments, a pro-rata portion of each payment equal to [100% -
payments or death benefit   (investment in contract/total expected payments)] is subject to income tax.  For
payments)                   variable dollar benefit payments, a specific dollar amount of each payment is taxable, as predetermined by a pro-rata formula, rather than subjecting a percentage of each payment to taxation.  Once the investment in the contract has been recovered, the full amount of each benefit payment is taxable.  Qualified distributions from a ss.408A Roth IRA may be completely tax-free.
--------------------------- --------------------------------------------------------------------------------------
--------------------------- --------------------------------------------------------------------------------------
Taxation of Lump Sum        Taxed to recipient generally in same manner as full surrender.  Tax penalties do not
Death Benefit Payment       apply to death benefit distributions.
--------------------------- --------------------------------------------------------------------------------------
--------------------------- ------------------------------------------- ------------------------------------------
Assignment of               Assignment and transfer of ownership        Generally, deferred earnings become
Contract/Transfer of        generally not permitted.                    taxable to transferor at time of
Ownership                                                               transfer and transferee receives an
                                                                        investment in the contract equal to the
                                                                        Account Value at that time.  Gift tax
                                                                        consequences not discussed herein.
--------------------------- ------------------------------------------- ------------------------------------------
--------------------------- ------------------------------------------- ------------------------------------------
Withholding                 Eligible rollover distributions fromss.401  Generally, payee may elect to have taxes
                            and ss.403(b) Contracts subject to 20%      withheld or not.
                            mandatory withholding on taxable portion
                            unless direct rollover.  Section 457 plan
                            benefits and nonqualified deferred
                            compensation plan benefits subject to
                            wage withholding.  For all other
                            payments, payee may elect to have taxes
                            withheld or not.
--------------------------- ------------------------------------------- ------------------------------------------


GLOSSARY OF FINANCIAL TERMS
--------------------------------------------------------------------------------
The following financial terms explain how the variable portion of the Contracts are valued. Read these terms in conjunction with the Definitions on page 4 of this prospectus.

Accumulation Unit Value: The initial Accumulation Unit Value for each Sub-Account other than the money market Sub-Account was set at $10. The initial Accumulation Unit Value for the money market Sub-Account was set at $1. The initial Accumulation Unit Value for a Sub-Account was established at the inception date of the Separate Account, or on the date the Sub-Account was established, if later. The Company establishes distinct Accumulation Unit Values for Contracts with different Separate Account fee structures, as described in the Fee Table.

After the initial Accumulation Unit Value is established, the Accumulation Unit Value for a Sub-Account at the end of each Valuation Period is the Accumulation Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor for that Sub-Account for the current Valuation Period.

A Net Investment Factor of 1 produces no change in the Accumulation Unit Value for that Valuation Period. A Net Investment Factor of more than 1 or less than 1 produces an increase or a decrease, respectively, in the Accumulation Unit Value for that Valuation Period.

Benefit Unit Value: The initial Benefit Unit Value for a Sub-Account will be set equal to the Accumulation Unit Value for that Sub-Account at the end of the first Valuation Period in which a variable dollar benefit is established by the Company. The Company will establish distinct Benefit Unit Values for Contracts with different Separate Account fee structures, as described in the Fee Table.

The Benefit Unit Value for a Sub-Account at the end of each Valuation Period after the first is the Benefit Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor for that Sub-Account for the current Valuation Period, and multiplied by a daily investment factor (0.99991781) for each day in the Valuation Period. The daily investment factor reduces the previous Benefit Unit Value by the daily amount of the assumed interest rate (3% per year, compounded annually) which is already incorporated in the stream of variable dollar benefit payments.


Net Investment Factor: The Net Investment Factor for any Sub-Account for any Valuation Period is determined by dividing NAV2 by NAV1 and subtracting a factor representing the mortality and expense risk charge and the administration charge deducted from the Sub-Account during that Valuation Period, where:

NAV1 is equal to the Net Asset Value for the Portfolio for the preceding Valuation Period; and

NAV2 is equal to the Net Asset Value for the Portfolio for the current Valuation Period plus the per share amount of any dividend or net capital gain distributions made by the Portfolio during the current Valuation Period, and plus or minus a per share charge or credit if the Company adjusts its tax reserves due to investment operations of the Sub-Account or changes in tax law.

In other words, the Net Investment Factor represents the percentage change in the total value of assets invested by the Separate Account in a Portfolio. That percentage is then applied to Accumulation Unit Values and Benefit Unit Values as described in the discussion of those terms in this section of the prospectus.

THE REGISTRATION STATEMENT
--------------------------------------------------------------------------------

The Company filed a Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933 relating to the Contracts offered by this prospectus. This prospectus does not constitute the complete Registration Statement. The Registration Statement contains further information relating to the Company and the Contracts. Statements in this prospectus discussing the content of the Contracts and other legal instruments are summaries. The actual documents are filed as exhibits to the Registration Statement. For a complete statement of the terms of the Contracts or any other legal document, refer to the appropriate exhibit to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Securities and Exchange Commission, located at 450 Fifth Street, N.W., Washington, D.C., and may also be accessed at the Securities and Exchange Commission's Web site http:\\www.sec.gov. The registration number for the Registration Statement is 333-.

OTHER INFORMATION
--------------------------------------------------------------------------------
Year 2000
The Company is in the process of testing software used in the administration of variable contracts so that its computer systems will function properly with respect to dates in the year 2000 and beyond. This testing is expected to be completed in the third quarter of 1999. Should software modifications fail to function as expected, the resulting disruption could have a material adverse effect on operations of the Company. The Portfolios' preparations for the year 2000 are described in the Portfolio prospectuses. The operations of the Company could be materially adversely affected by the inability of the Portfolios to function properly in the Year 2000.

Legal Proceedings
The Company is involved in various kinds of routine litigation which, in management's judgment, are not of material importance to the Company's assets or the Separate Account. There are no pending legal proceedings against the Separate Account or AAG Securities, Inc.

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
A statement of additional information is available which contains more details concerning the subjects discussed in this prospectus. The following is the table of contents for the statement of additional information:
                                                                            Page
GREAT AMERICAN LIFE INSURANCE COMPANY(R) OF NEW YORK..........................3
General Information and History...............................................3
        State Regulation......................................................3

SERVICES......................................................................3
        Safekeeping of Separate Account Assets................................3
        Records and Reports...................................................3
        Experts...............................................................3

DISTRIBUTION OF THE CONTRACTS.................................................3

CALCULATION OF PERFORMANCE INFORMATION........................................4
        Money Market Sub-Account Standardized Yield Calculation...............4
        Average Annual Total Return Calculation...............................5
        Cumulative Total Return Calculation...................................5
        *Other Performance Measures...........................................6

BENEFIT UNITS-TRANSFER FORMULAS...............................................7

FEDERAL TAX MATTERS...........................................................8
        Taxation of Separate Account Income...................................8
        Tax Deferred Status of Non-Qualified Contracts........................8

FINANCIAL STATEMENTS..........................................................9

Copies of the statement of additional information dated October 5, 1999 are available without charge. To request a copy, please clip this coupon on the dotted line below, enter your name and address in the spaces provided below, and mail to the Administrative Office of the Company at: Great American Life Insurance Company(R) of New York, P.O. Box 5423, Cincinnati, Ohio 45201-5423.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -  - -



Name:     ---------------------------------------------------------


Address:  ---------------------------------------------------------


City:     ---------------------------------------------------------


State:    ---------------------------------------------------------


Zip.      ---------------------------------------------------------

GREAT AMERICAN LIFE INSURANCE COMPANY(R) OF NEW YORK
GALIC(R) OF NEW YORK SEPARATE ACCOUNT I
STATEMENT OF ADDITIONAL INFORMATION for
Individual and Group Flexible Premium Deferred Annuities

This statement of additional information supplements the current prospectus for the Individual and Group Flexible Premium Deferred Annuity Contracts (collectively, the "Contracts") offered by Great American Life Insurance Company of New York. This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for the applicable Contract. Terms used in this statement of additional information have the same meaning as in the prospectus.

A copy of the prospectus dated October 5, 1999, as supplemented from time to time, may be obtained free of charge by writing to Great American Life Insurance Company of New York, Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423. Terms used in the current prospectuses for the Contracts are incorporated in this statement of additional information.

                                TABLE OF CONTENTS
                                                                          Page

GREAT AMERICAN LIFE INSURANCE COMPANY OF NEW YORK...........................3

   GENERAL INFORMATION AND HISTORY..........................................3
   STATE REGULATION.........................................................3

SERVICES....................................................................3

   SAFEKEEPING OF SEPARATE ACCOUNT ASSETS...................................3
   RECORDS AND REPORTS......................................................3
   EXPERTS..................................................................3

DISTRIBUTION OF THE CONTRACTS...............................................3


CALCULATION OF PERFORMANCE INFORMATION......................................4

   MONEY MARKET SUB-ACCOUNT STANDARDIZED YIELD CALCULATION..................4
   AVERAGE ANNUAL TOTAL RETURN CALCULATION..................................5
   CUMULATIVE TOTAL RETURN CALCULATION......................................5
   OTHER PERFORMANCE MEASURES...............................................6

BENEFIT UNITS--TRANSFER FORMULAS............................................7


FEDERAL TAX MATTERS.........................................................8

   TAXATION OF SEPARATE ACCOUNT INCOME......................................8
   TAX DEFERRAL ON NONQUALIFIED CONTRACTS...................................8

FINANCIAL STATEMENTS........................................................9

GREAT AMERICAN LIFE INSURANCE COMPANY(R) OF NEW YORK
--------------------------------------------------------------------------------

General Information and History
Great American Life Insurance Company of New York (the "Company"), formerly known as Old Republic Life Insurance Company of New York, is a stock life insurance company incorporated under the laws of the State of New York in 1963. The name change occurred in the state of domicile on April 2, 1999. The Company is principally engaged in the sale of variable and fixed annuity policies, traditional life, supplemental health and long term care insurance.

The Company was acquired on February 17, 1999 by Great American Life Insurance Company(R) ("GALIC"), an Ohio corporation, which is 100% owned by American Annuity Group(R), Inc. ("AAG"), a Delaware corporation that is a publicly traded insurance holding company. Great American(R) Insurance Company ("GAIC"), an Ohio corporation owns more than 80% of the common stock of AAG. GAIC is a multi-line insurance carrier and a wholly owned subsidiary of Great American(R) Holding Company ("GAHC"), an Ohio corporation. GAHC is a wholly owned subsidiary of
American Financial Corporation ("AFC"), an Ohio corporation. AFC is a wholly owned subsidiary of American Financial Group, Inc. ("AFG"), an Ohio corporation that owns 1% of the common stock of AAG. AFG is a publicly traded holding company which is engaged, through its subsidiaries, in financial businesses that include annuities, insurance and portfolio investing, and non-financial businesses.

State Regulation
The Company is subject to the insurance laws and regulations of the jurisdiction where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes in such jurisdiction. Where required by law or regulation, the Contracts will be modified accordingly.

SERVICES
--------------------------------------------------------------------------------

Safekeeping of Separate Account Assets
Title to assets of the Separate Account is held by the Company. The Separate Account assets are segregated from the Company's general account assets. Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Sub-Accounts.

Title to assets invested in the fixed account options is held by the Company together with the Company's general account assets.

Records and Reports
All records and accounts relating to the fixed account options and the Separate Account will be maintained by the Company. As presently required by the provisions of the Investment Company Act of 1940, as amended ("1940 Act"), and rules and regulations promulgated thereunder which pertain to the Separate Account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to each owner of an individual Contract and to each group Contract owner semi-annually at the owner's last known address.

Experts
The statutory-basis financial statements of the Company appearing in this statement of additional information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

DISTRIBUTION OF THE CONTRACTS
--------------------------------------------------------------------------------

The offering of the Contracts is expected to be continuous. Although the Company does not anticipate discontinuing the offering of the Contracts, the Company reserves the right to discontinue offering any one or more of the Contracts.

CALCULATION OF PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

Money Market Sub-Account Standardized Yield Calculation
In accordance with rules and regulations adopted by the Securities and Exchange Commission, the Company computes the money market Sub-Account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the money market Portfolio or on its portfolio securities. This current annualized yield is calculated according to the following formula:

YIELD = (BASE PERIOD RETURN/7)*365

    Where:

    BASE PERIOD RETURN  =  The  percentage  (or net) change in the  Accumulation
                           Unit Value for the money market Sub-Account ("AUV") over a 7 day period determined as follows:

                 AUV at end of 7 day  period - AUV at beginning of 7 day  period
                            AUV  at beginning of 7 day period

Because the Net Asset Value of the money market  Portfolio  rarely deviates from
1.000000 per unit, the change in the Accumulation Unit Value for the money market Sub-Account (the numerator of the above fraction) is ordinarily attributable exclusively to dividends paid and reinvested over the 7 day period less mortality and expense risk and administration charges deducted from the Sub-Account over the 7 day period. Because of the deductions for mortality and expense risk and administration charges, the yield for the money market Sub-Account of the Separate Account will be lower than the yield for the money market Portfolio or any comparable substitute funding vehicle.

The Securities and Exchange Commission also permits the Company to disclose the effective yield of the money market Sub-Account for the same seven-day period, which is yield determined on a compounded basis. The effective yield is calculated according to the following formula:

EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1) 365/7] - 1

The yield on amounts held in the money market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields. The money market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the money market Portfolio or substitute funding vehicle, the types and quality of portfolio securities held by the money market Portfolio or substitute funding vehicle, and operating expenses. IN ADDITION, THE YIELD FIGURES DO NOT REFLECT THE EFFECT OF ANY CONTINGENT DEFERRED SALES CHARGE OR CONTRACT MAINTENANCE FEES THAT MAY BE APPLICABLE ON SURRENDER UNDER ANY CONTRACT.

Average Annual Total Return Calculation
The Company may from time to time disclose average annual total returns for one or more of the Sub-Accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one-, five- and ten-year periods that would equal the initial amount invested to the ending redeemable value, according to the following formula:

P(1 + T)n = ERV

Where:

        P      =      a hypothetical initial payment of $1,000
        T      =      average annual total return
        n      =      number of years

        ERV    =      "ending redeemable value" of a hypothetical $1,000
                      payment made at the beginning of the one-, five- or ten-year period at the end of the one-, five- or ten-year period (or fractional portion thereof)

Average  annual  total  return  may  be  presented  in  either  standardized  or nonstandardized form. Average annual total return data may be either actual return or hypothetical return. It will be hypothetical if it reflects performance for a period of time before the Separate Account commenced operations. The ERV for standardized data reflects the deduction of all recurring fees, such as contract maintenance fees, contingent deferred sales charges, mortality and expense risk charges, and administration charges, which are charged to all Contracts of that type. The ERV for nonstandardized data reflects the deduction of mortality and expense risk charges and administration charges, but not contract maintenance fees or contingent deferred sales charges. Non-standardized performance data will be advertised only if the requisite standardized performance data is also disclosed.

Cumulative Total Return Calculation
The Company may from time to time disclose cumulative total return for various periods of time. Cumulative total return reflects the performance of a Sub-Account over the entire period presented. Cumulative total return may be either actual return or hypothetical return. It will be hypothetical if it reflects performance for a period of time before the Separate Account commenced operations. Cumulative total return is calculated using the following formula:

CTR = (ERV/P) - 1

Where:

        CTR   =     the  cumulative  total return net of  Sub-Account  recurring charges, other than the contract maintenance fee, for the period

        ERV   =     ending redeemable value of a hypothetical $1,000 payment
                    at the beginning of the one-, five- or ten-year period at the end of the one-, five- or ten-year period (or fractional portion thereof)

        P     =     a hypothetical initial payment of $1,000

Although cumulative total return can be presented in either standardized or non-standardized form, the Company currently advertises only non-standardized cumulative total return, which assumes a contingent deferred sales charge of 0%, and no contract maintenance fee. Non-standardized cumulative total return can only be advertised if standardized average annual total return is also disclosed.

Other Performance Measures
Any of the Contracts may be compared in advertising materials to certificates of deposit ("CDs") or other investments issued by banks or other depository institutions. Variable annuities differ from bank investments in several respects. For example, variable annuities may offer higher potential returns than CDs. However, unless you have elected to invest in only the fixed account options, the Company does not guarantee your return. Also, none of your investments under the Contract, whether allocated to the fixed account options or to a Sub-Account, are FDIC-insured.

Advertising materials for any of the Contracts may, from time to time, address retirement needs and investing for retirement, the usefulness of a tax-qualified retirement plan, saving for college, or other investment goals. Advertising materials for any of the Contracts may discuss, generally, the advantages of investing in a variable annuity and the Contracts' particular features and their desirability and may compare Contract features with those of other variable annuities and investment products of other issuers. Advertising materials may also include a discussion of the balancing of risk and return in connection with the selection of investment options under the Contracts and investment alternatives generally, as well as a discussion of the risks and attributes associated with the investment options under the Contracts. A description of the tax advantages associated with the Contracts, including the effects of tax-deferral under a variable annuity or retirement plan generally, may be included as well. Advertising materials for any of the Contracts may quote or reprint financial or business publications and periodicals, including model portfolios or allocations, as they relate to current economic and political conditions, management and composition of the underlying Portfolios, investment philosophy, investment techniques, the desirability of owning the Contract and other products and services offered by the Company or AAG Securities, Inc. ("AAGS").

The Company or AAGS may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include: information about current economic, market and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and alternative investment strategies and plans.

Ibbotson Associates of Chicago, Illinois ("Ibbotson"), provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the Consumer Price Index), and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.

Advertising materials for any of the Contracts may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risk associated with the security types in any capital market may or may not correspond directly to those of the Sub-Accounts and the Portfolios. Advertising materials may also compare performance to that of other compilations or indices that may be developed and made available in the future.

In addition, advertising materials may quote various measures of volatility and benchmark correlations for the Sub-Accounts and the respective Portfolios and compare these volatility measures and correlations with those of other separate accounts and their underlying funds. Measures of volatility seek to compare a Sub-Account's, or its underlying Portfolio's, historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data.

BENEFIT UNITS--TRANSFER FORMULAS
--------------------------------------------------------------------------------
Transfers of a Contract owner's Benefit Units between Sub-Accounts during the Benefit Payment Period are implemented according to the following formulas:

        (1) The number of Benefit Units to be transferred from a given Sub-Account is BU1(trans).

        (2) The number of the Contract owner's Benefit Units remaining in such Sub-Account (after the transfer)

                      = UNIT1 - BU1(trans).

        (3) The number of Benefit Units transferred to the new Sub-Account is BU2(trans). BU2(trans) = BU1(trans) * BUV1/BUV2.

        (4) The number of the Contract owner's Benefit Units in the new Sub-Account (after the transfer) = UNIT2 + BU2(trans).

        (5) Subsequent variable dollar benefit payments will be based on the number of the Contract owner's Benefit Units in each Sub-Account (after the transfer) as of the next variable dollar benefit payment's due date.

        Where:

             BU1(trans) is the number of the Contract owner's Benefit Units transferred from a given Sub-Account.

             BUV1 is the Benefit Unit Value of the Sub-Account from which the transfer is being made as of the end of the Valuation Period in which the transfer request was received. BU2(trans) is the number of the Contract owner's Benefit Units transferred into the new Sub-Account.

             BUV2 is the Benefit Unit Value of the Sub-Account to which the transfer is being made as of the end of the Valuation Period in which the transfer request was received.

             UNIT1 is the number of the Contract owner's Benefit Units in the Sub-Account from which the transfer is being made, before the transfer.

             UNIT2 is the number of the Contract owner's Benefit Units in the Sub-Account to which the transfer is being made, before the transfer.

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

The following discussion supplements the discussion of federal tax matters in the prospectuses for the Contracts. This discussion is general and is not intended as tax advice. Federal income tax laws or the interpretation of those laws by the Internal Revenue Service may change at any time.

Taxation of Separate Account Income
The Company is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code ("IRC"). Since the Separate Account is not an entity separate from the Company, and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the IRC. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that it will not be taxed on the Separate Account investment income and realized net capital gains to the extent that such income and gains are applied to increase the reserves under the Contracts.

Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

In certain circumstances, owners of individual variable annuity contracts and participants under group variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be included in the owner's gross income. The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.


The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the owner or participant), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this statement of additional information, no guidance has been issued.

The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a Contract has more flexibility in allocating purchase payments and Account Value than was contemplated in the rulings. These differences could result in an owner or participant being treated as the owner of a pro rata portion of the assets of the Separate Account and/or Fixed Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contracts as necessary to attempt to prevent an owner or participant from being considered the owner of a pro rata share of the assets of the Separate Account.

Tax Deferral On Nonqualified Contracts
Section 817(h) of the Code requires that with respect to nonqualified Contracts, the investments of the Portfolios be "adequately diversified" in accordance with Treasury regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Portfolios, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the Portfolios' assets may be invested. Failure of a Portfolio to meet the diversification requirement would result in loss of tax deferred status to owners of nonqualified Contracts.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The financial statements of the Company included in this statement of additional information should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

PART C
Other Information

Item 24.  Financial Statements and Exhibits

(a)      Financial Statements

         All  required  financial  statements  to be included in Parts A or B of
         this   Registration   Statement   will  be  filed  with  a   subsequent
         pre-effective amendment.

(b)      Exhibits

         All Exhibits are filed herewith or will be filed in a subsequent pre-effective amendment, as indicated.

         (1) Resolution of the Board of Directors of Great American Life Insurance Company(R) of New York authorizing establishment of GALIC of New York Separate Account I.*

         (2)      Not Applicable.

         (3)      (a)  Distribution   Agreement   between  Great  American  Life
                       Insurance Company of New York and AAG Securities, Inc.*

         (4)      Individual and Group Contract Forms and Endorsements*

                  (a) Form of Qualified Individual Flexible Premium Deferred Variable Annuity Contract.

                  (b)  Form  of  Non-Qualified   Individual   Flexible  Deferred
                       Variable Annuity Contract.

                  (c)  Form of Loan Endorsement to Individual Contract.

                  (d) Form of Non-Qualified Loan Endorsement to Individual Contract.

                  (e) Form of Tax Sheltered Annuity Endorsement to Individual Contract.

                  (f)  Form of Employer Plan Endorsement to Individual Contract.

                  (g) Form of Individual Retirement Annuity Endorsement to Individual Contract.

                  (h)  Form of SIMPLE IRA Endorsement to Individual Contract.

                  (i) Form of Group Flexible Premium Deferred Variable Annuity Contract.

                  (j) Form of Certificate of Participation under a Group Flexible Premium Deferred Variable Annuity Contract.

                  (k)  Form of Loan Endorsement to Group Contract.


                  (l) Form of Loan Endorsement to Certificate of Participation under a Group Contract.

                  (m)  Form  of  Tax  Sheltered  Annuity  Endorsement  to  Group
                       Contract.

                  (n) Form of Tax Sheltered Annuity Endorsement to Certificate of Participation under a Group Contract.

                  (o) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract.

                  (p) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate of Participation under a Group Contract.

                  (q) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Individual Contract.

                  (r)  Form of Employer Plan Endorsement to Group Contract.

                  (s) Form of Employer Plan Endorsement to Certificate of Participation under a Group Contract.

                  (t)  Form  of  Deferred  Compensation   Endorsement  to  Group
                       Contract.

                  (u) Form of Deferred Compensation Endorsement to Certificate of Participation under a Group Contract.

                  (v)  Form of Roth IRA Endorsement to Group Contract.

                  (w) Form of Roth IRA Endorsement to Qualified Individual Contract.

                  (x)  Form  of  Roth  IRA   Endorsement   to   Certificate   of
                       Participation under a Group Contract


                  (y) Form of Governmental Section 457 Plan Endorsement to Group Contract.


                  (z) Form of Governmental Section 457 Plan Endorsement to Certificate of Participation under a Group Contract.


                  (aa) Form of  Governmental  Section  457 Plan  Endorsement  to
                       Qualified Individual Contract.


                  (bb) Form of Successor  Owner  Endorsement to Qualified  Group
                       Contract.

                  (cc) Form of Successor  Owner  Endorsement  to  Certificate of
                       Participation under a Group Contract.


                  (dd) Form of  Individual  Retirement  Annuity  Endorsement  to
                       Group Contract.

                  (ee) Form of  Individual  Retirement  Annuity  Endorsement  to
                       Certificate of Participation under a Group Contract.


                  (ff) Form of SIMPLE Individual  Retirement Annuity Endorsement
                       to Group Contract.


                  (gg) Form of SIMPLE Individual  Retirement Annuity Endorsement
                       to Certificate of Participation under a Group Contract.


                  (hh) Form  of  Successor   Owner   Endorsement  to  Individual
                       Contract.


         (5)      (a)  Form  of  Application  for  Individual  Flexible  Premium
                       Deferred    Annuity    Contract   and    Certificate   of
                       Participation under a Group Contract.*

                  (b) Form of Application for Group Flexible Premium Deferred Annuity Contract.*

         (6)      (a)  Declaration of Intention and Charter of Old Republic Life
                       Insurance Company of New York, as filed with the State of New York on December 23, 1963.

                       (i) Certificate of Amendment of the Charter of Old Republic Life Insurance Company of New York to change the name of the corporation to Great American Life Insurance Company of New York, as approved by the State of New York on April 2, 1999.

                  (b) Restated By-laws of Old Republic Life Insurance Company of New York, as amended.

         (7)      Not Applicable.

         (8)      (a)  Participation   Agreement  between  Great  American  Life
                       Insurance  Company  of  New  York  and  Dreyfus  Variable
                       Investment  Fund,  Dreyfus  Life and Annuity  Index Fund,
                       Inc.  (dba  Dreyfus  Stock Index  Fund),  and The Dreyfus
                       Socially Responsible Growth Fund, Inc.*

                       (i)   Service   Agreement  between  Great  American  Life
                             Insurance Company of New York and The Dreyfus Corporation.*

                  (b)  Participation   Agreement  between  Great  American  Life
                       Insurance Company of New York and Janus Aspen Series.*

                       (i)   Letter   Agreement   between  Great  American  Life
                             Insurance Company of New York and Janus Capital Corporation.*

                  (c) Participation Agreement between Great American Life Insurance Company of New York and Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc. and Strong Capital Management.*

                       (i) Letter Agreement between Great American Life Insurance Company of New York and Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc. and Strong Capital Management.*

                  (d)  Participation   Agreement  between  Great  American  Life
                       Insurance   Company   of  New  York,   INVESCO   Variable
                       Investment Funds, Inc. and INVESCO Funds Group, Inc.*

                       (i)   Letter   Agreement   between  Great  American  Life
                             Insurance Company of New York and INVESCO Funds Group, Inc.*

                  (e)  Participation   Agreement  between  Great  American  Life
                       Insurance   Company  of  New  York  and  Morgan   Stanley
                       Universal Funds, Inc.

                  (f)  Participation   Agreement  between  Great  American  Life
                       Insurance Company of New York and PBHG Insurance Series Fund, Inc.*

                  (g) Service Agreement between Great American Life Insurance Company of New York and American Annuity Group, Inc.*

                  (h) Agreement between AAG Securities, Inc. and AAG Insurance Agency, Inc.

                  (i) Investment Services Agreement between Great American Life Insurance Company of New York and American Annuity GroupSM, Inc.*

                  (j) Service Agreement between Great American Life Insurance Company of New York and Pilgrim Baxter & Associates, Ltd.

                  (k) Service Agreement between Great American Life Insurance Company of New York and Morgan Stanley Asset Management, Inc.

                  (l) Service Agreement between Great American Life Insurance Company of New York and Janus Capital Corporation.*

                  (m) Participation Agreement between The Timothy Plan, Timothy Partners, Ltd. and Great American Life Insurance Company of New York.*

                       (i) Letter Agreement between The Timothy Plan and Great American Life Insurance Company of New York.*

                  (n) Participation Agreement between BT Insurance Funds Trust and Great American Life Insurance Company of New York.

                  (o) Service Agreement between Bankers Trust Company and Great American Life Insurance Company of New York.

         (9)      Opinion and Consent of Counsel

         (10)     Consent of Independent Auditors

         (11)     No financial statements are omitted from Item 23.

         (12)     Not Applicable

         (13)     Not Applicable

         (14)     Not Applicable

         (15)     Powers of Attorney


 *  Filed herewith
------------------

Item 25.       Directors and Officers of the Depositor

                               Principal            Positions and Offices
        Name                Business Address           With the Company
Robert A. Adams                  (1)           President, Director
Stephen C. Lindner               (1)           Director
William J. Maney, II             (1)           Senior Vice President and
                                               Assistant Treasurer, Director
James M. Mortensen               (1)           Executive Vice President,
                                               Director
Mark F. Muething                 (1)           Senior Vice President and
                                               Secretary, Director
Jeffrey S. Tate                  (1)           Director
Charles K. McManus               (1)           Vice President
Michael J. O'Connor              (1)           Director
Lynn E. Laswell                  (1)           Vice President, Treasurer and
                                               Controller
Vincent J. Graneri               (1)           Vice President and Chief Actuary
Charles R. Scheper               (1)           Director
Keith A. Jensen                  (1)           Director


(1)     P.O. Box 5423, Cincinnati, Ohio  45201-5423.

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant

The Depositor, Great American Life Insurance Company of New York is a wholly owned subsidiary of Great American Life Insurance Company, which is a wholly owned subsidiary of American Annuity Group,SM Inc. The Registrant, GALIC of New York Separate Account I, is a segregated asset account of Great American Life Insurance Company of New York.

The following chart shows the affiliations among Great American Life Insurance Company of New York and its parent, subsidiary and affiliated entities.

   AMERICAN FINANCIAL GROUP, INC.                                               % OF STOCK OWNED
                                                                                (1)
   |                                            STATE OF         DATE OF        BY IMMEDIATE
   |                                            DOMICILE         INCORPORATION  PARENT COMPANY    NATURE OF BUSINESS
   |
   |_AFC Holding Company                        Ohio             12/09/1994            100        Holding Company
     |_AHH Holdings, Inc.                       Florida          12/27/1995             49        Holding Company
       |_Columbia Financial Company             Florida          10/26/1993            100        Real Estate Holding Company
       |_American Heritage Holding Corporation  Delaware         11/02/1994            100        Home Builder
         |_Heritage Homes Realty, Inc.          Florida          07/20/1993            100        Home Sales
         |_Southeast Title, Inc.                Florida          05/16/1995            100        Title Company
       |_Heritage Home Finance Corporation      Florida          02/10/1994            100        Finance Company
     |_American Financial Capital Trust I       Delaware         09/14/1996            100        Statutory Business Trust
     |_American Financial Corporation           Ohio             11/15/1955            100        Holding Company
       |_AFC Coal Properties, Inc.              Ohio             12/18/1996            100        Real Estate Holding Company
       |_American Financial Corporation         Ohio             08/27/1963            100        Inactive
       |_American Money Management Corporation  Ohio             03/01/1973            100        Investment Management
       |_American Money Management              Netherland -     05/10/1985            100        Securities Management
         International, N.V                     Antilles
       |_American Premier Underwriters, Inc.    Pennsylvania     00/00/1846            100 (2)    Diversified
         |_The Ann Arbor Railroad Company       Michigan         09/21/1895             99        Inactive
         |_The Associates of the Jersey Company New Jersey       11/10/1804            100        Inactive
         |_Cal Coal, Inc.                       Illinois         05/30/1979            100        Inactive
         |_GAI (Bermuda) Ltd.                   Bermuda          04/06/1998            100        Holding Company
           |_GAI Insurance Company, Ltd.        Bermuda          09/18/1989            100        Reinsurance Company
         |_The Indianapolis Union Railway       Indiana          11/19/1872            100        Inactive
           Company
         |_Lehigh Valley Railroad Company       Pennsylvania     04/21/1846            100        Inactive
         |_The New York and Harlem Railroad     New York         04/25/1831             97        Inactive
           Company
         |_The Owasco River Railway, Inc.       New York         06/02/1881            100        Inactive
         |_PCC Real Estate, Inc.                New York         12/15/1986            100        Holding Company
           |_PCC Chicago Realty Corp.           New York         12/23/1986            100        Real Estate Developer
           |_PCC Gun Hill Realty Corp.          New York         12/18/1985            100        Real Estate Developer
           |_PCC Michigan Realty, Inc.          Michigan         11/09/1987            100        Real Estate Developer
           |_PCC Scarsdale Realty Corp.         New York         06/01/1986            100        Real Estate Developer
             |_Scarsdale Depot Associates, L.P. Delaware         05/05/1989             80        Real Estate Developer
         |_Penn Central Energy Management       Delaware         05/11/1987            100        Energy Operations Manager
           Company
         |_Pennsylvania Company                 Delaware         12/05/1958            100        Holding Company
           |_Atlanta Casualty Company           Ohio             06/13/1972            100 (2)    Property/Casualty Insurance
             |_American Premier Insurance       Indiana          11/30/1989            100        Property/Casualty Insurance
               Company
             |_Atlanta Reserve Insurance        Ohio             12/07/1998            100        Property/Casualty Insurance
               Company
             |_Atlanta Specialty Insurance      Ohio             02/06/1974            100        Property/Casualty Insurance
               Company
             |_Atlanta Casualty Group, Inc.     Georgia          04/01/1977            100        Insurance Agency
               |_Atlanta Casualty General       Texas            03/15/1961            100        Managing General Agency
                 Agency, Inc.
               |_Atlanta Insurance Brokers,     Georgia          02/06/1971            100        Insurance Agency
                 Inc.
               |_Treaty House, Ltd. (d/b/a Mr.  Nevada           11/02/1971            100        Insurance Premium Finance
                 Budget)
             |_Penn Central U.K. Limited        United Kingdom   10/28/1992            100        Insurance Holding Company
               |_Insurance (GB) Limited         United Kingdom   05/13/1992            100        Property/Casualty Insurance


                                       7


    |_AFC Holding Company
      |_American Financial Corporation                                              % OF STOCK OWNED
                                                                                    (1)
        |_American Premier Underwriters, Inc.     STATE OF         DATE OF          BY IMMEDIATE
          |_Pennsylvania Company                  DOMICILE         INCORPORATION    PARENT COMPANY      NATURE OF BUSINESS
            |_Delbay Corporation                  Delaware         12/27/1962              100          Inactive
            |_Great Southwest Corporation         Delaware         10/25/1978              100          Real Estate Developer
              |_World Houston, Inc.               Delaware         05/30/1974              100          Real Estate Developer
            |_Hangar Acquisition Corp.            Ohio             10/06/1995              100          Aircraft Investment
            |_Infinity Insurance Company          Indiana          07/09/1955              100          Property/Casualty Insurance
              |_Infinity Agency of Texas, Inc.    Texas            07/15/1992              100          Managing General Agency
              |_The Infinity Group, Inc.          Indiana          07/22/1992              100          Services Provider
              |_Infinity National Insurance       Indiana          08/05/1992              100          Property/Casualty Insurance
                Company
              |_Infinity Select Insurance Company Indiana          06/11/1991              100          Property/Casualty Insurance
            |_Leader Insurance Company            Ohio             03/20/1963              100          Property/Casualty Insurance
              |_American Commonwealth             Texas            07/23/1963              100          Real Estate Development
                Development Company
                |_ACDC Holdings Corporation       Texas            05/04/1981              100          Real Estate Development
              |_Budget Insurance Premiums, Inc.   Ohio             02/14/1964              100          Premium Finance Company
              |_Leader Group, Inc.                Ohio             12/12/1997              100          Services Provider
              |_Leader Managing General Agency,   Texas            05/19/1989              100          Managing General Agency
                Inc.
              |_Leader National Agency, Inc.      Ohio             04/05/1963              100          Brokering Agent
              |_Leader National Agency of Texas,  Texas            01/25/1994              100          Managing General Agency
                Inc.
              |_Leader Preferred Insurance        Ohio             11/07/1994              100          Property/Casualty Insurance
                Company
              |_Leader Specialty Insurance        Indiana          03/10/1994              100          Property/Casualty Insurance
                Company
              |_TICO Insurance Company            Ohio             06/03/1980              100          Property/Casualty Insurance
            |_PCC Technical Industries, Inc.      California       03/07/1955              100          Holding Company
              |_ESC, Inc.                         California       11/02/1962              100          Connector Accessories
              |_Marathon Manufacturing            Delaware         11/18/1983              100          Holding Company
                Companies, Inc.
                |_Marathon Manufacturing Company  Delaware         12/07/1979              100          Inactive
              |_PCC Maryland Realty Corp.         Maryland         08/18/1993              100          Real Estate Holding Company
              |_Penn Camarillo Realty Corp.       California       11/24/1992              100          Real Estate Holding Company
            |_Penn Towers, Inc.                   Pennsylvania     08/01/1958              100          Inactive
            |_Republic Indemnity Company of       California       12/05/1972              100          Workers' Compensation
                                                                                                         Insurance
              America
              |_Republic Indemnity Company of     California       10/13/1982              100          Workers' Compensation
                                                                                                         Insurance
                California
              |_Republic Indemnity Medical        California       03/25/1996              100          Medical Bill Review
                Management, Inc.
            |_Risico Management Corporation       Delaware         01/10/1989              100          Risk Management
            |_Windsor Insurance Company           Indiana          11/05/1987              100 (2)      Property/Casualty Insurance
              |_American Deposit Insurance        Oklahoma         12/28/1966              100          Property/Casualty Insurance
                Company
                |_Granite Finance Co., Inc.       Texas            11/09/1965              100          Premium Financing
              |_Coventry Insurance Company        Ohio             09/05/1989              100          Property/Casualty Insurance
              |_El Aguila Compania de Seguros,    Mexico           11/24/1994              100 (2)      Property/Casualty Insurance
                S.A. de C.V.
                |_Financiadora De Primas Condor   Mexico           03/06/1998               99          Premium Finance Company
                  S.A. de C.V.
              |_Moore Group Inc.                  Georgia          12/19/1962              100          Insurance Holding Company/
                                                                                                         Agency
                |_Casualty Underwriters, Inc.     Georgia          10/01/1954               51          Insurance Agency
                |_Dudley L. Moore Insurance, Inc. Louisiana        03/30/1978           beneficial      Insurance Agency
                                                                                         interest
                |_Hallmark General Insurance      Oklahoma         06/16/1972           beneficial      Insurance Agency
                 Agency, Inc.                                                            interest
                |_Windsor Group, Inc.             Georgia          05/23/1991              100          Insurance Holding Company
              |_Regal Insurance Company           Indiana          11/05/1987              100          Property/Casualty Insurance
              |_Texas Windsor Group, Inc.         Texas            06/23/1988              100          Insurance Agency

                                       8

    |_AFC Holding Company
      |_American Financial Corporation
        |_American Premier Underwriters, Inc.                                       % OF STOCK OWNED
                                                                                    (1)
          |                                       STATE OF         DATE OF          BY IMMEDIATE
          |                                       DOMICILE         INCORPORATION    PARENT COMPANY      NATURE OF BUSINESS
          |_Pennsylvania-Reading Seashore Lines   New Jersey       06/14/1901               66.67       Inactive
          |_Pittsburgh and Cross Creek Railroad   Pennsylvania     08/14/1970               83          Inactive
            Company
          |_PLLS, Ltd.                            Washington       05/14/1990              100          Insurance Agency
          |_Premier Lease & Loan Services         Washington       12/27/1983              100          Insurance Agency
            Insurance Agency, Inc.
          |_Premier Lease & Loan Services of      Washington       02/28/1991              100          Insurance Agency
            Canada, Inc.
          |_Terminal Realty Penn Co.              District of      09/23/1968              100          Inactive
                                                  Columbia
          |_United Railroad Corp.                 Delaware         11/25/1981              100          Inactive
            |_Detroit Manufacturers Railroad      Michigan         01/30/1902               82          Inactive
              Company
          |_Waynesburg Southern Railroad Company  Pennsylvania     09/01/1966              100          Inactive
        |_Chiquita Brands International, Inc.     New Jersey       03/30/1999               36.48 (2)   Production/Processing/
          (and subsidiaries)                                                                            Distribution
        |                                                                                                of Food Products
        |_Dixie Terminal Corporation              Ohio             04/23/1970              100          Commercial Leasing
        |_Fairmont Holdings, Inc.                 Ohio             12/15/1983              100          Holding Company
        |_FWC Corporation                         Ohio             03/16/1983              100          Financial Services
        |_Great American Insurance Company        Ohio             03/07/1872              100          Property/Casualty Insurance
          |_Agricultural Excess and Surplus       Delaware         02/28/1979              100          Excess & Surplus Lines
            Insurance Company                                                                            Insurance
          |_Agricultural Insurance Company        Ohio             03/23/1905              100          Property/Casualty Insurance
          |_American Alliance Insurance Company   Ohio             09/11/1945              100          Property/Casualty Insurance
          |_American Annuity Group, Inc.          Delaware         05/15/1987               82.73 (2)   Holding Company
            |_AAG Holding Company, Inc.           Ohio             09/11/1996              100          Holding Company
              |_American Annuity Group Capital    Delaware         09/13/1996              100          Financing Vehicle
                Trust I
              |_American Annuity Group Capital    Delaware         03/11/1997              100          Financing Vehicle
                Trust II
              |_American Annuity Group Capital    Delaware         05/27/1997              100          Financing Vehicle
                Trust III
              |_Great American Life Insurance     Ohio             12/15/1959              100          Life Insurance Company
                Company
                |_American Retirement Life        Ohio             05/12/1978              100          Life Insurance Company
                  Insurance Company
                |_Annuity Investors Life          Ohio             11/31/1981              100          Life Insurance Company
                  Insurance Company
                |_CHATBAR, Inc.                   Massachusetts    11/02/1993              100          Hotel Operator
                |_Driskill Holdings, Inc.         Texas            06/07/1995       beneficial interest Hotel Management
                |_GALIC Brothers, Inc.            Ohio             11/12/1993               80          Real Estate Management
                |_Great American Life Assurance   Ohio             08/10/1967              100          Life Insurance Company
                  Company
                |_Great American Life Children's  Ohio             08/06/1998       beneficial interest Charitable Foundation
                  Foundation
                |_Great American Life Insurance   New York         12/23/1963              100          Life Insurance Company
                  Company of New York
                |_Loyal American Life Insurance   Ohio             05/18/1955              100          Life Insurance Company
                  Company
                  |_ADL Financial Services, Inc.  North Carolina   09/10/1970              100          Marketing Services
                  |_Purity Financial Corporation  Florida          12/21/1991              100          Marketing Services
                |_Prairie National Life           South Dakota     02/11/1976              100          Life Insurance Company
                  Insurance Company
                |_Skipjack Marina Corporation     Maryland         06/24/1999              100          Marine Operator
            |_AAG Insurance Agency, Inc.          Kentucky         12/06/1994              100          Life Insurance Agency
              |_AAG Insurance Agency of           Massachusetts    05/25/1995              100          Insurance Agency
                Massachusetts, Inc.
            |_AAG Securities, Inc.                Ohio             12/10/1993              100          Broker-Dealer
            |_American Data Source India Private  India            09/03/1997               99          Software Development
              Limited
            |_American Memorial Marketing         Washington       06/19/1980              100          Inactive
              Services, Inc.

                                       9


     AMERICAN FINANCIAL GROUP, INC.
     |_AFC Holding Company
       |_American Financial Corporation                                             % OF STOCK OWNED
                                                                                    (1)
         |_Great American Insurance Company       STATE OF         DATE OF          BY IMMEDIATE
            |_American Annuity Group, Inc.        DOMICILE         INCORPORATION    PARENT COMPANY      NATURE OF BUSINESS
              |
              |_Consolidated Financial            Michigan         09/10/1985              100          Financial Planning
                Corporation
              |_CSW Management Services, Inc.     Texas            06/27/1985              100          Inactive
              |_GALIC Disbursing Company          Ohio             05/31/1994              100          Payroll Servicer
              |_Great American Life Assurance     Puerto Rico      07/01/1964               99          Life Insurance Company
                Company
                      of Puerto Rico, Inc.
              |_Keyes-Graham Insurance Agency,    Massachusetts    12/23/1987              100          Insurance Agency
                Inc.
              |_Laurentian Credit Services        Delaware         10/07/1994              100          Inactive
                Corporation
              |_Laurentian Marketing Services,    Delaware         12/23/1987              100          Inactive
                Inc.
              |_Laurentian Securities Corporation Delaware         01/30/1990              100          Inactive
              |_Lifestyle Financial Investments,  Ohio             12/29/1993              100          Marketing Services
                Inc.
                |_Lifestyle Financial             Ohio             03/07/1994       beneficial interest Life Insurance Agency
                  Investments Agency of Ohio, Inc.
                |_Lifestyle Financial             Indiana          02/24/1994              100          Life Insurance Agency
                  Investments of Indiana, Inc.
                |_Lifestyle Financial             Kentucky         10/03/1994              100          Insurance Agency
                  Investments of Kentucky, Inc.
                |_Lifestyle Financial             Minnesota        06/10/1985              100          Insurance Agency
                  Investments of the Northwest, Inc.
                |_Lifestyle Financial             North Carolina   07/13/1994              100          Insurance Agency
                  Investments of the Southeast, Inc.
              |_Loyal Marketing Services, Inc.    Alabama          07/20/1990              100          Marketing Services
              |_New Energy Corporation            Indiana          01/08/1997               49          Holding Company
              |_Retirement Resource Group, Inc.   Indiana          02/07/1995              100          Insurance Agency
                |_AAG Insurance Agency of Texas,  Texas            06/02/1995              100          Life Insurance Agency
                  Inc.
                |_RRG of Alabama, Inc.            Alabama          09/22/1995              100          Life Insurance Agency
                |_RRG of Ohio, Inc.               Ohio             02/20/1996       beneficial interest Insurance Agency
              |_SPELCO (UK) Ltd.                  United Kingdom   00/00/0000               99          Inactive
              |_SWTC, Inc.                        Delaware         00/00/0000              100          Inactive
              |_SWTC Hong Kong Ltd.               Hong Kong        00/00/0000              100          Inactive
              |_Technomil Ltd.                    Delaware         00/00/0000              100          Inactive
          |_American Custom Insurance Services,   Ohio             07/27/1983              100          Management Holding Company
            Inc.
            |_American Custom Insurance Services  California       05/18/1992              100          Insurance Agency & Brokerage
              California, Inc.
            |_Eden Park Insurance Brokers, Inc.   California       02/13/1990              100          Wholesale Brokerage for
                                                                                                        Surplus Lines
            |_Professional Risk Brokers, Inc.     Illinois         03/01/1990              100          Insurance Agency
            |_Professional Risk Brokers           Massachusetts    04/19/1994              100          Surplus Lines Brokerage
              Insurance, Inc.
            |_Professional Risk Brokers of        Connecticut      07/09/1992              100          Insurance Agency & Brokerage
              Connecticut, Inc.
            |_Professional Risk Brokers of Ohio,  Ohio             12/17/1986              100          Insurance Agency and
              Inc.                                                                                                 Brokerage
            |_Smith, Evans and Schmitt, Inc.      California       08/05/1988              100          Insurance Agency
          |_American Custom Insurance Services    Illinois         07/08/1992              100          Underwriting Office
            Illinois, Inc.
          |_American Dynasty Surplus Lines        Delaware         01/12/1982              100          Excess & Surplus Lines
            Insurance Company                                                                            Insurance
          |_American Empire Surplus Lines         Delaware         07/15/1977              100          Excess & Surplus Lines
            Insurance Company                                                                            Insurance
            |_American Empire Insurance Company   Ohio             11/26/1979              100          Property/Casualty Insurance
              |_American Signature Underwriters,  Ohio             04/08/1996              100          Insurance Agency
                Inc.
              |_Specialty Underwriters, Inc.      Texas            05/19/1976              100          Insurance Agency
            |_Fidelity Excess and Surplus         Ohio             06/30/1987              100          Property/Casualty Insurance
              Insurance Company


                                       10


    AMERICAN FINANCIAL GROUP, INC.
    |_AFC Holding Company
      |_American Financial Corporation                                              % OF STOCK OWNED
                                                                                    (1)
          |_Great American Insurance Company      STATE OF         DATE OF          BY IMMEDIATE
            |                                     DOMICILE         INCORPORATION    PARENT COMPANY      NATURE OF BUSINESS
            |
            |_American Financial Enterprises,     Connecticut      00/00/1871              100 (2)      Closed End Investment
              Inc.                                                                                       Company
            |_American Insurance Agency, Inc.     Kentucky         07/27/1967              100          Insurance Agency
            |_American National Fire Insurance    New York         08/22/1947              100          Property/Casualty Insurance
              Company
            |_American Special Risk, Inc.         Illinois         12/29/1981              100          Insurance Broker/Managing
                                                                                                        General Agency
            |_American Spirit Insurance Company   Indiana          04/05/1988              100          Property/Casualty Insurance
            |_Aviation Specialty Managers, Inc.   Texas            09/07/1965              100          Texas Managing General
                                                                                                         Agency
            |_Aviation Specialty Services, Inc.   Texas            04/06/1995              100 (2)      Texas Local Recording Agency
            |_Brothers Property Corporation       Ohio             09/08/1987               80          Real Estate Investment
              |_Brothers Cincinnatian Corporation Ohio             01/25/1994              100          Hotel Manager
              |_Brothers Landing Corporation      Louisiana        02/24/1994              100          Real Estate Holding Corp.
              |_Brothers Pennsylvanian            Pennsylvania     12/23/1994              100          Real Estate Holding Corp.
                Corporation
              |_Brothers Port Richey Corporation  Florida          12/06/1993              100          Apartment Manager
              |_Brothers Property Management      Ohio             09/25/1987              100          Real Estate Management
                Corporation
              |_Brothers Railyard Corporation     Texas            12/14/1993              100          Apartment Manager
            |_Contemporary American Insurance     Illinois         04/16/1996              100          Property/Casualty Insurance
              Company
            |_Crop Managers Insurance Agency,     Kansas           08/09/1989              100          Insurance Agency
              Inc.
            |_Dempsey & Siders Agency, Inc.       Ohio             05/09/1956              100          Insurance Agency
            |_Eagle American Insurance Company    Ohio             07/01/1987              100          Property/Casualty Insurance
            |_Eden Park Insurance Company         Indiana          01/08/1990              100          Special Risk Surplus Lines
            |_FCIA Management Company, Inc.       New York         09/17/1991               79          Servicing Agent
            |_The Gains Group, Inc.               Ohio             01/26/1982              100          Marketing of Advertising
            |_Global Premier Finance Company      Ohio             08/25/1998              100          Premium Finance Company
            |_Great American Insurance Agency,    Ohio             04/20/1999              100          Insurance Agency
              Inc.
            |_Great American Lloyd's, Inc.        Texas            08/02/1983              100          Attorney-in-Fact - Texas
                                                                                                        Lloyd's Company
            |_Great American Lloyd's Insurance    Texas            10/09/1979          beneficial       Lloyd's Plan Insurer
              Company                                                                   interest
            |_Great American Management           Ohio             12/05/1974              100          Data Processing and
              Services, Inc.                                                                             Equipment Leasing
              |_American Payroll Services, Inc.   Ohio             02/20/1987              100          Payroll Services
            |_Great American Re Inc.              Delaware         05/14/1971              100          Reinsurance Intermediary
            |_Great American Risk Management,     Ohio             04/21/1980              100          Insurance Risk Management
              Inc.
            |_Great Texas County Mutual           Texas            04/29/1954          beneficial       Property/Casualty Insurance
              Insurance Company                                                          interest
            |_Grizzly Golf Center, Inc.           Ohio             11/08/1993              100          Operate Golf Courses
            |_Homestead Snacks Inc.               California       03/02/1979              100  (2)     Meat Snack Distribution
              |_Giant Snacks, Inc.                Delaware         07/06/1989              100          Meat Snack Distribution
            |_Key Largo Group, Inc.               Florida          07/28/1981              100          Land Developer & Resort
                                                                                                         Operator
              |_Key Largo Group Utility Company   Florida          11/26/1984              100          Water & Sewer Utility
            |_Mid-Continent Casualty Company      Oklahoma         02/26/1947              100          Property/Casualty Insurance
              |_Mid-Continent Insurance Company   Oklahoma         08/13/1992              100          Property/Casualty Insurance
              |_Oklahoma Surety Company           Oklahoma         08/05/1968              100          Property/Casualty Insurance
            |_National Interstate Corporation     Ohio             01/26/1989               52.15       Holding Company
              |_Hudson Indemnity, Ltd.            Cayman Islands   06/12/1996              100          Property/Casualty Insurance



                                       11


    AMERICAN FINANCIAL GROUP, INC.
    |_AFC Holding Company                                                           % OF STOCK OWNED
                                                                                    (1)
       |_American Financial Corporation           STATE OF         DATE OF          BY IMMEDIATE
         |_Great American Insurance Company       DOMICILE         INCORPORATION    PARENT COMPANY      NATURE OF BUSINESS
           |_National Interstate Corporation
           |_
             |_American Highways Insurance        California       05/05/1994              100          Insurance Agency
               Agency, Inc.
             |_American Highways Insurance        Ohio             06/29/1999              100          Insurance Agency
               Agency, Inc.
             |_Explorer Insurance Agency, Inc.    Ohio             07/17/1997       beneficial interest Insurance Agency
             |_National Interstate Insurance      Texas            06/07/1989       beneficial interest Insurance Agency
               Agency of Texas, Inc.
             |_National Interstate Insurance      Ohio             02/13/1989              100          Insurance Agency
               Agency, Inc.
             |_National Interstate Insurance      Ohio             02/10/1989              100          Property/Casualty Insurance
               Company
             |_Safety, Claims & Litigation        Pennsylvania     06/23/1995              100          Claims Third Party
               Services, Inc.                                                                            Administrator
             |_Sims Insurance Services, Inc.      Hawaii           03/17/1999              100          Insurance Agency
           |_OBGC Corporation                     Florida          11/23/1977                80         Real Estate Development
           |_Pointe Apartments, Inc.              Minnesota        06/24/1993              100          Real Estate Holding Corp.
           |_Premier Dealer Services, Inc.        Illinois         06/24/1998              100          Third Party Administrator
           |_Seven Hills Insurance Agency, Inc.   Ohio             12/22/1997              100          Insurance Agency
           |_Seven Hills Insurance Company        New York         06/30/1932              100          Property/Casualty
                                                                                                         Reinsurance
           |_Stonewall Insurance Company          Alabama          02/00/1866              100          Property/Casualty Insurance
           |_Stone Mountain Professional          Georgia          08/07/1995              100          Insurance Agency
             Liability Agency, Inc.
           |_Tamarack American, Inc.              Delaware         06/10/1986              100          Management Holding Company
           |_Timberglen Limited                   United Kingdom   10/28/1992              100          Investments
           |_Transport Insurance Company          Ohio             05/25/1976              100          Property/Casualty Insurance
             |_Instech Corporation                Texas            09/02/1975              100          Claim & Claim Adjustment
                                                                                                         Services
             |_Transport Insurance Agency, Inc.   Texas            08/21/1989           beneficial      Insurance Agency
                                                                                         interest
             |_Transport Underwriters Association California       05/11/1945              100          Holding Company/Agency
           |_Worldwide Insurance Company          Missouri         10/01/1991              100          Property/Casualty Insurance
             |_Worldwide Direct Auto Insurance    Kentucky         11/13/1961              100          Property/Casualty Insurance
               Company
               |_Worldwide Casualty Insurance     Kentucky         02/17/1981              100          Property/Casualty Insurance
                 Company
         |_One East Fourth, Inc.                  Ohio             02/03/1964              100          Commercial Leasing
         |_PCC 38 Corp.                           Illinois         12/23/1996              100          Real Estate Holding Company
         |_Pioneer Carpet Mills, Inc.             Ohio             04/29/1976              100          Carpet Manufacturing
         |_TEJ Holdings, Inc.                     Ohio             12/04/1984              100          Real Estate Holdings
         |_Three East Fourth, Inc.                Ohio             08/10/1966              100          Commercial Leasing
    |_American Financial General Corporation      Texas            09/14/1998              100          Holding Company
    |_American General Financial Corporation      Texas            09/14/1998              100          Holding Company

    (1) Except Director's Qualifying Shares.
    (2) Total percentage owned by parent shown and by other affiliated company(ies).

Item 27.      Number of Contract Owners

As of September 1, 1999 there were no Individual Contract Owners and no participants in Standard or Enhanced Group Contracts

Item 28.      Indemnification

(a) The By-Laws of Great American Life Insurance Company of New York provide in Article IV as follows:

          The corporation shall indemnify any person made or threatened to be made, a party to any action, suit or proceeding or investigation . . . by reason of the fact that he . . . was a director of the corporation, or was serving at the request of the corporation as a director of another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to hereinafter as an "Agent"). . . .

Insofar as indemnification for liability arising under the Securities Act of 1933 ("1933 Act") may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

(b) The directors and officers of Great American Life Insurance Company of New York are covered under a Directors and Officers Reimbursement Policy. Under the Reimbursement Policy, directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers, except to the extent the Company has indemnified them. In general, the term "loss" means any amount which the directors or officers are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement, omission or act by a director or officer while acting individually or collectively in their capacity as such claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $20,000,000 for the policy year ending September 1, 2000. The primary policy under the program is with National Union Fire Insurance Company of Pittsburgh, PA in the name of American Premier Underwriters, Inc.

Item 29.      Principal Underwriter

AAG Securities, Inc. is the underwriter and distributor of the Contracts as defined in the Investment Company Act of 1940 ("1940 Act").

(a) AAG Securities, Inc. acts as a principal underwriter, depositor, sponsor or investment adviser for two affiliated investment companies Annuity Investors(R) Variable Account A and Annuity Investors(R) Variable Account B, in addition to GALIC of New York Separate Account I.

(b) Directors and Officers of AAG Securities, Inc.

Name and Principal                   Position with
Business Address                     AAG Securities, Inc.
------------------                   --------------------
Thomas K. Liguzinski (1)             Chief Executive Officer and Director
Charles K. McManus (1)               Senior Vice President
Mark F. Muething (1)                 Vice President, Secretary and Director
William J. Maney, II (1)             Director
Jeffrey S. Tate (1)                  Director
James L. Henderson (1)               President
Christopher Grysen (1)               Vice President and Chief Compliance Officer
James T. McVey                       Vice President
William C. Bair, Jr. (1)             Treasurer
Thomas E. Mischell (1)               Assistant Treasurer
Fred J. Runk (1)                     Assistant Treasurer


(1)  250 East Fifth Street, Cincinnati, Ohio  45202

(c) Not applicable.

Item 30.      Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Lynn E. Laswell, Vice President, Treasurer and Controller of the Company, at the Administrative Offices of the Company.

Item 31.      Management Services

Not applicable.

Item 32.      Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Prospectus and Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

(d) The Company represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                                          SIGNATURES

        As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned in the City of Cincinnati, State of Ohio on the day of October 5, 1999.

                             GALIC of New York SEPARATE ACCOUNT I
                             (REGISTRANT)


                             By: /s/ Robert Allen Adams
                                     Robert Allen Adams
                                     Chairman of the Board, President
                                     and Director, Great American Life
                                     Insurance Company of New York

                             GREAT AMERICAN LIFE INSURANCE COMPANY OF NEW YORK (DEPOSITOR)


                             By: /s/ Robert Allen Adams
                                     Robert Allen Adams
                                     Chairman of the Board, President
                                     and Director


        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



/s/ Robert Allen Adams              Principal Executive      October 5, 1999
------------------------------       Officer, Director
Robert Allen Adams



/s/ Lynn Edward Laswell             Principal Financial      October 5, 1999
------------------------------           Officer
Lynn Edward Laswell



/s/ Lynn Edward Laswell             Principal Accounting     October 5, 1999
-----------------------------            Officer
Lynn Edward Laswell

/s/ Stephen Craig Lindner           Director                 October 5, 1999
-----------------------------
Stephen Craig Lindner



/s/ William Jack Maney, II          Director                 October 5, 1999
-----------------------------
William Jack Maney, II



/s/ James Michael Mortensen         Director                 October 5, 1999
-----------------------------
James Michael Mortensen



/s/ Mark Francis Muething           Director                 October 5, 1999
-----------------------------
Mark Francis Muething



/s/ Jeffrey Scott Tate              Director                 October 5, 1999
-----------------------------
Jeffrey Scott Tate


/s/ Charles Scheper                 Director                 October 5, 1999
-----------------------------
Charles Scheper


/s/ Michael J. O'Connor             Director                 October 5, 1999
-----------------------------
Michael J. O'Connor


/s/ Keith A. Jensen                 Director                 October 5, 1999
-----------------------------
Keith A. Jensen

                                  EXHIBIT INDEX

All Exhibits are filed herewith or will be filed in a subsequent pre-effective amendment, as indicated.

(1) Resolution of the Board of Directors of Great American Life Insurance Company(R) of New York authorizing establishment of GALIC of New York Separate Account I.*

(2) Distribution Agreement between Great American Life Insurance Company of New York and AAG Securities, Inc.*

(3)      Individual and Group Contract Forms and Endorsements*

         a) Form of Qualified Individual Flexible Premium Deferred Variable Annuity Contract.

         b)   Form  of  Non-Qualified   Individual  Flexible  Deferred  Variable
              Annuity Contract.

         c)   Form of Loan Endorsement to Individual Contract.

         d)   Form of Non-Qualified Loan Endorsement to Individual Contract

         e)   Form of Tax Sheltered Annuity Endorsement to Individual Contract.

         f)   Form of Employer Plan Endorsement to Individual Contract.

         g) Form of Individual Retirement Annuity Endorsement to Individual Contract.

         h)   Form of SIMPLE IRA Endorsement to Individual Contract.

         i)   Form of Group Flexible Premium Deferred Variable Annuity Contract.

         j) Form of Certificate of Participation under a Group Flexible Premium Deferred Variable Annuity Contract.

         k)   Form of Loan Endorsement to Group Contract.

         l) Form of Loan Endorsement to Certificate of Participation under a Group Contract.

         m)   Form of Tax Sheltered Annuity Endorsement to Group Contract.

         n) Form of Tax Sheltered Annuity Endorsement to Certificate of Participation under a Group Contract

         o) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract.

         p) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate of Participation under a Group Contract

         q) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Individual Contract.

         r)   Form of Employer Plan Endorsement to Group Contract.

         s) Form of Employer Plan Endorsement to Certificate of Participation under a Group Contract.

         t)   Form of Deferred Compensation Endorsement to Group Contract.

         u) Form of Deferred Compensation Endorsement to Certificate of Participation under a Group Contract

         v)   Form of Roth IRA Endorsement to Group Contract

         w)   Form of Roth IRA Endorsement to Qualified Individual Contract.

         x) Form of Roth IRA Endorsement to Certificate of Participation under a Group Contract.

         y)   Form  of  Governmental  Section  457  Plan  Endorsement  to  Group
              Contract.

         z) Form of Governmental Section 457 Plan Endorsement to Certificate of Participation under a Group Contract.

         aa) Form of Governmental Section 457 Plan Endorsement to Qualified Individual Contract.

         bb)  Form of Successor Owner Endorsement to Qualified Group Contract

         cc)  Form  of   Successor   Owner   Endorsement   to   Certificate   of
              Participation under a Group Contract.

         dd)  Form  of  Individual   Retirement  Annuity  Endorsement  to  Group
              Contract.

         ee) Form of Individual Retirement Annuity Endorsement to Certificate of Participation under a Group Contract.

         ff) Form of SIMPLE Individual Retirement Annuity Endorsement to Group Contract.

         gg) Form of SIMPLE Individual Retirement Annuity Endorsement to Certificate of Participation under a Group Contract.

         hh)  Form of Successor Owner Endorsement to Individual Contract

(4)      (a)  Form of  Application  for  Individual  Flexible  Premium  Deferred
              Annuity Contract and Certificate of Participation under a Group Contract.*

         (b) Form of Application for Group Flexible Premium Deferred Annuity Contract.*

(5)      (a)  Declaration   of  Intention  and  Charter  of  Old  Republic  Life
              Insurance Company of New York, as filed with the State of New York on December 23, 1963.

              (i) Certificate of Amendment of the Charter of Old Republic Life Insurance Company of New York to change the name of the corporation to Great American Life Insurance Company of New York, as approved by the State of New York on April 2, 1999.

         (b) Restated By-laws of Old Republic Life Insurance Company of New York, as amended.

(6)      (a)  Participation  Agreement  between Great  American  Life  Insurance
              Company of New York and Dreyfus Variable Investment Fund, Dreyfus Life and Annuity Index Fund, Inc. (dba Dreyfus Stock Index Fund), and The Dreyfus Socially Responsible Growth Fund, Inc.*

              (i) Service Agreement between Great American Life Insurance Company of New York and The Dreyfus Corporation.*

         (b) Participation Agreement between Great American Life Insurance Company of New York and Janus Aspen Series.*

              (i)  Letter  Agreement   between  Great  American  Life  Insurance
                   Company of New York and Janus Capital Corporation.*

         (c) Participation Agreement between Great American Life Insurance Company of New York and Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc. and Strong Capital Management.*
              (i) Letter Agreeement between Great American Life Insurance Company of New York and Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc. and Strong Capital Management.*

         (d) Participation Agreement between Great American Life Insurance Company of New York and INVESCO Variable Investment Funds, Inc. and INVESCO Funds, Inc.*

              (i)  Letter  Agreement   between  Great  American  Life  Insurance
                   Company and INVESCO Funds Group, Inc.*

         (e) Participation Agreement between Great American Life Insurance Company of New York and Morgan Stanley Universal Funds, Inc.

         (f) Participation Agreement between Great American Life Insurance Company of New York and PBHG Insurance Series Fund, Inc.*

         (g) Service Agreement between Great American Life Insurance Company of New York and American Annuity Group, Inc.*

         (h)  Agreement  between AAG Securities,  Inc. and AAG Insurance Agency,
              Inc.

         (i) Investment Service Agreement between Great American Life Insurance Company of New York and American Annuity Group, Inc.*

         (j) Service Agreement between Great American Life Insurance Company of New York and Pilgrim Baxter & Associates, Ltd.

         (k) Service Agreement between Great American Life Insurance Company of New York and Morgan Stanley Asset Management, Inc.

         (l) Service Agreement between Great American Life Insurance Company and Janus Capital Corporation.*

         (m) Participation Agreement between The Timothy Plan Variable Series, Timothy Partners, Ltd. and Great American Life Insurance Company of New York.*

              (i) Service Agreement between The Timothy Plan and Great American Life Insurance Company of New York.*

         (n) Participation Agreement between BT Insurance Funds Trust and Great American Life Insurance Company of New York.

         (o) Service Agreement between Bankers Trust Company and Great American Life Insurance Company of New York.

(7)      Opinion and Consent of Counsel

(8)      Consent of Independent Auditors

(9)      Powers of Attorney

-----------------
* Filed herewith.